MANAGEMENT INFORMATION CIRCULAR SOLICITATION OF PROXIES
APPOINTMENT OF PROXIES
REVOCATION OF PROXIES
VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES
RECORD DATE AND ENTITLEMENT TO VOTE
VOTING BY NON-REGISTERED SHAREHOLDERS
VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES
BUSINESS OF THE MEETING
EXECUTIVE COMPENSATION
SUMMARY COMPENSATION
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
COMPOSITION OF THE COMPENSATION COMMITTEE
REPORT ON EXECUTIVE COMPENSATION
PERFORMANCE GRAPH
CORPORATE GOVERNANCE
MANAGEMENT CONTRACTS
ADDITIONAL INFORMATION
ANNEX A
ANNEX B

INTEROIL CORPORATION
10th Floor, Brunswick House
44 Chipman Hill
Saint John, NB
Canada E2L 4S6
MANAGEMENT INFORMATION CIRCULAR
SOLICITATION OF PROXIES
      This management information circular is furnished in connection with the solicitation of proxies to be used at the annual and special meeting of shareholders of InterOil Corporation to be held on Friday June 9, 2006 at 10:00 a.m. (Toronto, Canada time) in the Sheraton Centre Hotel, 123 Queen Street West, Toronto, ON M5H 2M9, and at all adjournments of the meeting. In this circular, references to “we”, “us”, “our” and “InterOil” refer to InterOil Corporation and its subsidiaries, unless the context requires otherwise. It is expected that the solicitation of proxies will be made primarily by mail but proxies may also be solicited personally by our employees. The solicitation of proxies by this circular is being made by or on behalf of our management. The total cost of the solicitation will be borne by us. The information contained in this circular is given as at May 13, 2006 except where otherwise noted.
APPOINTMENT OF PROXIES
      The persons named in the enclosed form of proxy accompanying this circular are directors and/or officers of ours. Each shareholder has a right to appoint a person other than the persons specified in such form of proxy to attend and act for him on his behalf at the meeting. Persons appointed by a shareholder to act on his behalf at the meeting do not need to be a shareholder, director or officer of ours. The right to appoint an alternative proxy may be exercised by striking out the names of the persons specified in the form of proxy, inserting the name of the person to be appointed in the blank space provided in the form of proxy, signing the form of proxy and returning it in the reply envelope in the manner set forth in the accompanying notice of meeting.
      To be valid, proxies must be dated, signed by the shareholder or the shareholder’s attorney authorized in writing, and received by Computershare Investor Services, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, Attention: Proxy Department, Facsimile 1 (416) 263-9524 or 1 (866) 249-7775 at any time up to 9:00 am (local time) on the second to last business day preceding the date of the meeting. Proxies may also be deposited with the scrutineers at the meeting, to the attention of the Chairman of the meeting, at any time prior to the commencement of the meeting, or any adjournment or postponement thereof. An undated proxy will be deemed to be dated the date it is mailed.
REVOCATION OF PROXIES
      A shareholder who has given a proxy may revoke it by depositing at our registered office or at the offices of Computershare a written instrument revoking the proxy or another completed form of proxy, executed by him or his attorney authorised in writing. The address of our registered office is 10th Floor, Brunswick House, 44 Chipman Hill, Saint John, NB, Canada E2L 4S6 and the address for Computershare is provided under “Appointment of Proxies.” Written revocations of a previously given proxy or a replacement proxy may be deposited at our registered office or with Computershare at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof. In addition, a previously given proxy may be revoked by providing the Chairman of the meeting with a written revocations or a replacement proxy prior to the commencement of the meeting on the day of the meeting or any adjournment thereof. A shareholder who has given a proxy may also revoke it in any other manner permitted by law.

VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES
      The persons named in the enclosed form of proxy will vote, or withhold from voting, the common shares in respect of which they are appointed as proxy on any ballot that may be called for in accordance with the instructions of the shareholder who appointed them. In the absence of such instructions, such common shares will be voted in favour of each matter referred to in this circular.
      The enclosed form of proxy, when properly completed and signed, confers discretionary authority upon the persons appointed to vote as they see fit with respect to amendments to, or variations of, matters identified in the notice of meeting, and with respect to other matters which may properly come before the meeting. At the date of this circular, we are not aware of any such amendments, variations or other matters. However, if any other matters that are not known to management should properly come before the meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxy.
RECORD DATE AND ENTITLEMENT TO VOTE
      In accordance with the Business Corporations Act (New Brunswick), we will prepare a list of shareholders as of the close of business on May 5, 2006, the record date established for notice of the meeting. Each holder of record of our common shares named in the list so prepared will be entitled to one vote for each common share held on all matters proposed to come before the meeting, except for the election of directors for which voting is cumulative as described below under “Business of the Meeting — Election of Directors.” To the extent that a holder has transferred any common shares after the record date and the transferee of such common shares establishes ownership of such shares and demands in writing, not later than 10 days before the meeting or any adjournment thereof, to be included in the list of shareholders entitled to vote at the meeting, the transferee, and not the shareholder of record as of May 5, 2006, will be entitled to vote such common shares at the meeting.
VOTING BY NON-REGISTERED SHAREHOLDERS
      Shareholders who do not hold their shares in their own name may have their shares voted at the meeting by providing voting instructions to their “nominee”, which is usually a trust company, broker or other financial institution. Nominees will typically seek voting instructions by sending with this circular a voting instruction form instead of a form of proxy. A voting instruction form can be used only to provide voting instructions to a non-registered shareholder’s nominee. Every nominee has its own signing and return instructions, which non-registered shareholders must follow to ensure that their shares are voted at the meeting.
      Alternatively, non-registered shareholders may attend the meeting and vote their shares as proxyholder by entering their own name in the space provided on the voting instruction form supplied by their nominee and following the signing and return instructions. Non-registered shareholders who follow this procedure will be recognized at the meeting as proxyholders and will be permitted to vote their shares in that capacity.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES
      On May 5, 2006, we had 29,203,938 common shares outstanding. To the knowledge of our directors and executive officers, as of May 5, 2006, the following persons beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of our issued and outstanding common shares:

	Number of		Percentage of
Name and Address	Common Shares		Common Shares

Phil Mulacek	7,055,327	(1)	24.2%
20 Piper Trace The Woodlands, Texas 77380

(1)	Includes 433,169 shares held by Petroleum Independent and Exploration Corporation, a corporation controlled by Mr. Mulacek, and 5,463,508 shares held by P.I.E. Group LLC, a company controlled by Mr. Mulacek.
BUSINESS OF THE MEETING
Election of Directors
      Our Articles provide that we must a minimum of four and a maximum of twelve directors as determined by a resolution of our Board of Directors. The number of directors is presently set at six. Directors elected at the meeting serve until the next annual meeting of shareholders or, if earlier, until they resign, are removed or are disqualified. It is the intention of the persons named in the enclosed form of proxy, unless instructed otherwise, to vote FOR the election as a director of each proposed nominee listed below.
      Our by-laws and governing statute, the Business Corporations Act (New Brunswick), provide for cumulative voting for the election of directors such that each shareholder entitled to vote for the election of directors has the right to cast a number of votes equal to the number of common shares held by such shareholder multiplied by the number of directors to be elected, and may cast all such votes in favour of one candidate or distribute them among the candidates in any manner. Each shareholder is entitled to cast a number of votes equal to the number of common shares held by the shareholder multiplied by six. The distribution of votes among the nominees shall be designated on the form of proxy. A vote in favour of the election of more than one nominee without an indication as to how the votes are to be distributed among the nominees shall mean that the votes are to be distributed equally among all nominees voted for by the shareholder. If no specification is made for any nominee, it shall mean that the proxy nominees are instructed to vote FOR all of the nominees with the votes distributed equally among all nominees. There is no condition precedent to exercise the right to vote cumulatively. The by-laws and governing statute further provide that a separate vote of shareholders shall be taken with respect to each nominee unless a resolution is passed unanimously permitting two or more persons to be elected by a single resolution. It is expected that at the meeting a motion will be made in favour of such a resolution in order to permit the election of all six nominees by way of a single resolution.
      We believe that all of the proposed nominees will be able to serve as directors if elected. However, if any of the proposed nominees are for any reason unable to serve as a director, the persons named in the enclosed form of proxy will use their discretion to vote for an alternative nominee.

      The following table sets forth information with respect to all persons nominated for election as directors, each of whom is currently a director of ours.

				Number of
				Common Shares
				Beneficially
	Current Position		Director	Owned, Controlled
Name and Residence	with InterOil	Principal Occupation	Since	or Directed

Phil E. Mulacek Texas, USA	Chairman of the Board, President and Chief Executive Officer	Chief Executive Officer of InterOil	1997	7,055,327	(1)
Christian M. Vinson Queensland, Australia	Chief Operating Officer and Director	Chief Operating Officer of InterOil	1997	168,000
G. Michael Folie Victoria, Australia	Director and Vice Chairman	Petroleum and Mining Consultant	2001	35,000
Roger N. Grundy Derbyshire, UK	Director	Managing Director of Breckland Ltd, a UK based engineering consulting firm	1997	152,700
Gaylen J. Byker Michigan, USA	Director	President of Calvin College, a liberal arts college in Grand Rapids, Michigan	1997	2,208,005	(2)
Edward Speal Ontario, Canada	Director	President, BNP Paribas (Canada)	2003	17,300

(1)	Includes 433,169 shares held by Petroleum Independent and Exploration Corporation, a corporation controlled by Mr. Mulacek, and 5,463,508 shares held by P.I.E. Group LLC, a company controlled by Mr. Mulacek.

(2)	Includes 9,525 shares held by Asia Pacific Refinery Investment, Inc., 7,500 shares held by APRI, L.P., and 1,873,000 shares held by P.I.E. Group LLC. Dr. Byker is the sole shareholder of Asia Pacific Refinery Investment, Inc. and owns a limited partnership interest in APRI, LP. Asia Pacific Refinery Investment, Inc. is the sole general partner of APRI, LP. APRI, LP owns a membership interest in P.I.E. Group, LLC. The 1,873,000 shares included as beneficially owned by Dr. Byker represent all of the shares held by P.I.E. Group LLC that are allocable to APRI, LP’s membership interest. The shares listed as beneficially owned by Dr. Byker exclude 58,393 shares held by Calvin College. Dr. Byker is the President of Calvin College.
      The current term of office of each of the nominees as one of our directors will expire at the meeting. Dr. Byker, Dr. Folie and Mr. Speal all serve on our Board of Directors’ audit, compensation, and nominating and governance committees. Additional information regarding the background of each of the nominees is contained in our Annual Information Form dated March 31, 2006.
Appointment of Auditor
      Unless the shareholder has specified in the enclosed form of proxy that the shares represented by such proxy are to be withheld from voting for the appointment of auditors, the persons named in the enclosed form of proxy intend to vote FOR the appointment of PricewaterhouseCoopers, Chartered Accountants, as our auditors to hold office until the next meeting of shareholders. PricewaterhouseCoopers was first appointed as our auditor on June 6, 2005.

Approval of 2006 Stock Incentive Plan
      In order to provide us with additional flexibility to grant incentive awards to employees and directors, on May 10, 2006, the Board of Directors determined to terminate the current stock option plan and adopt the 2006 Stock Incentive Plan. The current stock option plan is described under “Executive Compensation — Stock Option Plan.”
      At the Meeting, shareholders will be asked to consider and, if deemed advisable, approve the adoption of the 2006 Stock Incentive Plan. If the 2006 Stock Incentive Plan is approved, the Board of Directors will not grant any additional options under the current stock option plan.
      Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote in favour of the ordinary resolution to approve the adoption of the 2006 Stock Incentive Plan.
      The following is a summary of the principal features of the 2006 Stock Incentive Plan and its operation. For additional details regarding the 2006 Stock Incentive Plan you should refer to the full text of the 2006 Stock Incentive Plan, a copy of which is attached to this proxy statement as Annex A.
      The 2006 Stock Incentive Plan permits the granting of incentive awards, which includes incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock, and other stock based awards, some of which may require the satisfaction of performance based criteria in order to be payable to participants. If approved, the 2006 Stock Incentive Plan will be an important component of the total compensation package offered to employees and directors, reflecting the importance that we place on motivating and rewarding superior results with long-term, performance based incentives.
      The 2006 Stock Incentive Plan is administered by Compensation Committee of the Board of Directors. Subject to the terms of the 2006 Stock Incentive Plan, the Compensation Committee has the power to select the persons eligible to receive awards, the type and amount of incentive awards to be awarded, and the terms and conditions of such awards. The Compensation Committee has the authority to interpret the 2006 Stock Incentive Plan and establish, amend or waive rules necessary or appropriate for the administration of the 2006 Stock Incentive Plan.
      All awards under the 2006 Stock Incentive Plan will be authorized by the Compensation Committee and evidenced by an award agreement setting forth the type of incentive being granted, the vesting schedule, and other terms and conditions of exercisability. No incentive stock options may be exercisable for more than ten years from the date of grant, or, in the case of an incentive stock option granted to an employee who owns or is deemed to own more than ten percent of our common shares, 5 years from the date of grant. In no event, however, may incentive stock options be granted after the expiration of ten years from the effective date of the 2006 Stock Incentive Plan. The maximum number of common shares that may be issued under the 2006 Stock Incentive Plan to insiders, together with any other previously established or proposed share compensation arrangements, within any one-year period, may not exceed 10% of the outstanding issue and the number of common shares issuable to insiders, at any time, under the 2006 Stock Incentive Plan together with any other previously established or proposed share compensation arrangements, may not exceed 10% of issued and outstanding common shares. The maximum aggregate number of common shares issuable to any one person pursuant to incentive awards shall be 5% of the number of common shares outstanding at the time of the grant of an incentive award. Rights under any award may not be transferred except by will or the laws of descent and distribution or a qualified domestic relations order. However, the Compensation Committee may, in its discretion, authorize in the applicable award agreement the transfer, without consideration, of all or a portion of a non-statutory stock option by a participant in the plan to family members, trusts and entities owned by family members.
      The maximum number of common shares that may be delivered pursuant to awards granted under the 2006 Stock Incentive Plan is fixed at 2,000,000, representing approximately 7% of the currently outstanding common shares. At the date of this circular, options to purchase 682,100 common shares have been granted and remain outstanding under the current stock option plan (representing approximately 2% of the currently outstanding common shares) and no options have been granted under the 2006 Stock Incentive Plan. . Any shares subject to an award under the 2006 Stock Incentive Plan that are forfeited or terminated, expire unexercised, lapse, or are otherwise cancelled in a manner such that the common shares covered by such award are not issued may again be used for awards under the 2006 Stock Incentive Plan. Only the net shares issued upon vesting of restricted stock and only shares issued as a result of a “cashless” exercise of a stock option or an incentive stock option shall be considered issued under the 2006 Stock Incentive Plan. A maximum of 500,000 common shares may be issued upon exercise of incentive stock options. The maximum number of shares deliverable pursuant to awards granted under the 2006 Stock Incentive Plan is subject to adjustment by the Compensation Committee in the event of certain dilutive changes in the number of outstanding shares. Under the 2006 Stock Incentive Plan, we may issue authorized but unissued shares, treasury shares, or shares purchased by us on the open market or otherwise. The number of common shares available for future awards is reduced by the net number of shares issued pursuant to an award.
      The Board of Directors has the power and authority to terminate or amend the 2006 Stock Incentive Plan at any time; provided, however, the Board of Directors may not, without the approval of shareholders: (i) other than as a result of a dilutive event, increase the maximum number of shares which may be issued under the 2006 Stock Incentive Plan; (ii) amend the requirements as to the class of employees eligible to purchase common shares under the 2006 Stock Incentive Plan; (iii) extend the term of the 2006 Stock Incentive Plan; (iv) increase the maximum limits on awards to covered employees as set for compliance with Section 162(m) of the United States Internal Revenue Code or applicable Treasury Regulations; or (v) decrease the authority granted to the Compensation Committee under the 2006 Stock Incentive Plan in contravention of Rule 16b-3 under the United States Securities Exchange Act of 1934.
      In addition, to the extent that the Compensation Committee determines that the listing requirements of any national securities exchange or quotation system on which our common shares are then listed or quoted, or the United State Internal Revenue Code or regulations promulgated thereunder, require shareholder approval in order to maintain compliance with such listing requirements or to maintain any favorable tax advantages or qualifications, then the 2006 Stock Incentive Plan shall not be amended without approval of our shareholders. No amendment to the 2006 Stock Incentive Plan may adversely affect any rights of a holder of an outstanding award under the 2006 Stock Incentive Plan without such holder’s consent.
      Unless provided otherwise in the applicable award agreement, in the event of a change in control, as defined in the 2006 Stock Incentive Plan, all outstanding awards shall become 100% vested, free of all restrictions, immediately and fully exercisable, and deemed earned in full and payable as of the day immediately preceding the change in control.
      Stock Options. A grant of a stock option entitles a participant to purchase from us a specified number of common shares at a specified price per share. In the discretion of the Compensation Committee, stock options may be granted as non-statutory stock options or incentive stock options, but incentive stock options may only be granted to our employees. The aggregate fair market value of the common shares with respect to which incentive stock options become first exercisable by any participant during any calendar year cannot exceed $100,000.
      The Compensation Committee may fix any price as the purchase price per common share which may be purchased under a non-statutory stock option. The purchase price per common shares which may be purchased under an incentive stock option must be at least equal to the “fair market value” of our common shares on the date of grant. In addition, while the common shares are listed on the Toronto Stock Exchange, the fair market value of one common share is equal to the volume weighted average trading price of our common shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of grant of the stock option. The volume weighted average trading price is calculated by dividing the total value of the common shares traded over the five day period by the total volume of common shares traded over the same period.
      The exercise price for common shares acquired on exercise of a stock option must be paid in cash, or, if approved by the Compensation Committee, delivery of our common shares that have been held by the optionee for at least six months with a fair market value equal to the exercise price of the stock option, the withholding of shares that would otherwise be issuable upon exercise, participation in a “cashless exercise” arrangement, or payment of any other form of consideration acceptable to the Compensation Committee.

      Stock Appreciation Rights (SARs). The grant of a SAR provides the holder with the right to receive a payment in common shares equal to the excess of the fair market value of a specified number of common shares on the date the SAR is exercised over a SAR price specified in the applicable award agreement. The SAR price specified in an award agreement must be equal to or greater than the fair market value of our common shares on the date of the grant of the SAR.
      Restricted Stock. A grant of restricted stock is an award of common shares subject to restrictions or limitations set forth in the 2006 Stock Incentive Plan and in the related award agreement. The award agreement for restricted stock will specify the time or times within which such award may be subject to forfeiture and any performance goals which must be met in order to remove any restrictions on such award. Except for the right to vote the shares (unless otherwise provided in the applicable award agreement) and limitations on transfer or limitation set forth in the applicable award agreement, holders of restricted stock shall have all of the rights of a shareholder of ours, including, if provided in the applicable award agreement, the right to receive any dividends thereon.
      Unless otherwise provided in an award agreement, upon the termination of a participant’s employment the non-vested portions of all outstanding awards will terminate immediately. Subject to different provisions in an award agreement, the period during which vested awards may be exercised following a termination of employment is as follows: (i) if a participant’s employment is terminated for any reason other than as a result of death, disability, retirement or for cause, the vested portion of such award is exercisable for the lesser of the expiration date set forth in the applicable award agreement or 90 days after the date of termination of employment, (ii) in the event of the termination of participant’s employment for cause, all vested awards immediately expire, (iii) upon a participant’s retirement, any vested award shall expire on the earlier of the expiration date set forth in the award agreement for such award or one year after the date of retirement (three months in the case of incentive stock options), and (iv) upon the death or disability of a participant, any vested award shall expire on the earlier of the expiration date set forth in the award agreement or the one year anniversary date of the participant’s death or disability.

EXECUTIVE COMPENSATION
      The following table sets forth all compensation paid to our Chief Executive Officer, Chief Financial Officer, all of our executive officers whose annual compensation exceeded C$150,000, and a former executive officer for the years ended December 31, 2005, 2004 and 2003.
SUMMARY COMPENSATION

					Long-Term Compensation

		Annual Compensation			Awards		Payouts

						Shares or
						Units
						Subject to
				Other Annual	Securities	Resale	LTIP	All Other
		Salary	Bonus	Compensation	Under Options	Restrictions	Payouts	Compensation
Name and Principal Position	Year	(US$)	(US$)(1)	(US$)	Granted (#)(2)	(US$)	(US$)	(US$)

Phil Mulacek	2005	184,164	—	—	15,000	—	—	18,000
Chairman, and Chief	2004	184,859	200,000	—	15,000	—	—	18,000
Executive Officer(3)	2003	181,543	90,000	—	15,000	—	—	18,000
Thomas donovan	2005	164,907	—	—	10,000	—	—	—
Chief Financial	2004	123,713	30,000	—	—	—	—	—
Officer	2003	115,250	—	—	30,000	—	—	—
Christian Vinson	2005	150,663	—	—	15,000	—	—	—
Chief Operating Officer	2004	151,378	120,000	—	15,000	—	—	—
and Director	2003	140,573	30,000	—	15,000	—	—	—
Peter Diezmann	2005	293,770	18,186	47,620	30,000	—	—	—
General Manager — Wholesale and Retail Distribution(4)	2004	—	—	—	—	—	—	—
Graeme Alexander	2005	131,916	—	—	—	—	—	—
Former General	2004	144,441	35,000	—	—	—	—	—
Counsel(5)	2003	127,940	35,000	—	—	—	—	—

(1)	Mr. Mulacek’s and Mr. Vinson’s 2004 bonuses were not paid until April 27, 2006.

(2)	As of May 13, 2006, we had not granted any stock appreciation rights.

(3)	Mr. Mulacek’s compensation does not include a management fee of $150,000, $150,410 and $150,000 paid during 2005, 2004 and 2003, respectively, to Petroleum Independent and Exploration Corporation, a company controlled by Mr. Mulacek. This management fee relates to Petroleum Independent and Exploration Company being appointed the General Manager of our subsidiary, S.P. InterOil, LDC.

(4)	Mr. Diezmann served as a contractor to us pursuant to a management services agreement we entered into with BP following our acquisition of BP’s downstream business on April 28, 2004. Amounts paid prior to April 1, 2005 represent amounts paid to Mr. Diezmann under this contract. Mr. Diezmann became an employee of ours on April 1, 2005. Mr. Diezmann’s other annual compensation included US$19,805 during 2005 attributable to the value of the housing and related services provided to him in Papua New Guinea. Mr. Diezmann was paid US$176,350 between April 1, 2004 and December 31, 2004.

(5)	Mr. Alexander resigned effective October 4, 2005.
Stock Option Plan
      On August 1, 2002, we established a stock option plan for the purpose of granting options to purchase our common shares to key officers, directors, employees and consultants. We amended this option plan on March 10, 2005. We may issue a maximum of 2,500,000 common shares pursuant to options granted under the plan. As of the effective date of option plan, there were 1,516,500 common shares subject to options. These previously granted options reduce the number of shares available for issuance under the stock option plan.

      Grants of options under our stock option plan may be made to our and our subsidiaries’ officers, directors, employees and consultants. In addition, grants may be made to a personal holding company controlled by, or a registered retirement savings plan (or similar retirement plan or trust) established by, an officer, director employee, or consultant. All grants of options under our stock option plan are subject to the following limits:

•	The maximum number of common shares that may be reserved for issuance to insiders pursuant to all of our equity compensation arrangements may not at any time exceed 10% of our outstanding common shares.

•	The maximum number of common shares that may be issued under all of our equity compensation arrangements to any single participant may not at any time exceed 5% of our outstanding common shares.

•	The exercise price of any options granted must be equal to or greater than the closing price of our common shares on the TSX on the trading day prior to the date of the grant.

•	No option may be granted that is exercisable for more than 10 years from the date of grant.
      Any shares subject to an option which for any reason is cancelled or terminated prior to exercise will be available for subsequent grant under our stock option plan. Options granted under the stock option plan are non-transferable. The number of shares issuable under the option plan is subject to adjustment upon the occurrence of a subdivision, merger or other similar change in our capitalization. Our Board of Directors may from time to time amend, revise or terminate the option plan, subject to any necessary regulatory or shareholder approval.
      In order to provide us with additional flexibility to grant incentive awards to employees and directors, on May 10, 2006, the Board of Directors determined to terminate the current stock option plan and adopt the 2006 Stock Incentive Plan. See “Business of the Meeting — Approval of 2006 Stock Incentive Plan.”
      The following table sets forth information regarding the grant of options to the officers listed in the summary compensation table above for the year ended December 31, 2005.
OPTION GRANTS DURING THE YEAR ENDED DECEMBER 31, 2005

				Market Value of
				Securities
		Percent of Total		Underlying Options
	Securities	Options Granted	Exercise or	on the Date of
	Under Options	to Employees in	Base Price	Grant
Name	Granted (#)(1)	Financial Year	(US$/Security)	(US$/Security)	Expiration Date

Phil Mulacek	15,000	2.9%	$30.38	$30.38	May 10, 2010
Thomas Donovan	10,000	1.9%	$23.70	$23.70	August 16, 2006
Christian Vinson	15,000	2.9%	$30.38	$30.38	May 10, 2010
Peter Diezmann	30,000	5.8%	$26.53	$26.53	April 15, 2008
Graeme Alexander(2)	—	—	—	—	—

(1)	All options are exercisable for our common shares.

(2)	Mr. Alexander resigned effective October 4, 2005.

      The following table sets forth information regarding the exercise of options by, and the number and value of options held by, the officers listed in the summary compensation table above for the year ended December 31, 2005.
AGGREGATED OPTION EXERCISES IN 2005
AND DECEMBER 31, 2005 OPTION VALUES

Value of Unexercised
In- the-Money
Options at Fiscal
			Unexercised Options	Year-End
	Common Shares		at Fiscal Year-End	Exercisable/
	Acquired on	Aggregate Value	Exercisable/	Unexercisable
Name	Exercise (#)	Realised (US$)	Unexercisable (#)	(US$) (1)

Phil Mulacek	—	—	30,000/—	42,000/—
Thomas Donovan	28,500	571,4258	20,000/20,000	331,000/196,500
Christian Vinson	—	—	30,000/—	42,000/—
Peter Diezmann	—	—	—/30,000	—/8,100
Graeme Alexander(2)	83,000	1,809,400	—/—	—/—

(1)	The closing price of our common shares on the AMEX on December 30, 2005 was US$26.80 per common share.

(2)	Mr. Alexander resigned effective October 4, 2005.
      The following table provides information regarding our equity compensation plans as of December 31, 2005.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

				Number of Securities
	Number of Securities			Remaining Available
	to be Issued	Weighted-Averaged		for Future Issuance
	Upon Exercise of	Exercise Price of		Under Equity Compensation
	Outstanding Options,	Outstanding Options,		Plans (Excluding Securities
	Warrants and Rights	Warrants and Rights		Reflected in Column
Plan Category	(a)	(b)		(a))

Equity compensation plans approved by securityholders	676,800	US$	24.00	164,268
Equity compensation plans not approved by securityholders(1)	70,000	US$	5.15	—
Total	746,800	US$	22.23	164,268

(1)	Represents options to purchase common shares that were granted prior to August 1, 2002, the date our Incentive Stock Option Plan was approved.
Employment Agreements
      On March 31, 2005, we have entered into a three year employment contract with Peter Diezmann, the General Manager of our downstream business segment. The agreement provides for a net base salary of AU$200,000. We are responsible for paying Mr. Diezmann an amount necessary to cover all of his PNG income taxes. Mr. Diezmann was granted options to purchase 30,000 common shares at an exercise price of US$26.53 pursuant to this agreement. On February 28, 2008 or upon an earlier termination of Mr. Diezmann’s employment by us other than for cause, Mr. Diezmann may elect to receive AU$450,000 in cash in lieu of the exercise of the options granted to him pursuant to his employment agreement.
      Benefits provided to Mr. Diezmann under his employment contract include housing in Papua New Guinea, death and disability insurance, reimbursement of medical expenses, a company vehicle, annual memberships in two social clubs, and up to AU$30,000 in education expenses for dependent children. Either we or Mr. Diezmann can terminate his employment contract by providing three months notice to the non-terminating party. We are permitted to terminate Mr. Diezmann’s employment contract without notice for cause. “Cause” includes acts of gross negligence, bankruptcy, failure to comply with reasonable instructions, wilful absents without just cause, and conviction of an offence involving pecuniary dishonesty or sentencing to any period of imprisonment.
Indebtedness of Directors and Officers
      None of our current or former officers, directors or employees owed any amounts to us or any of our subsidiaries at any time during 2005 or as of May 13, 2006.
Compensation of Directors
      Each of our Directors, other than Dr. Folie and Mr. Vinson, received an annual retainer of US$18,000 for serving as a director during 2005. During 2005, Dr. Folie received US$50,000 and Mr. Vinson did not receive any additional compensation for serving as a director. Directors were also reimbursed for travel and other out-of-pocket expenses incurred in connection with attending board and committee meetings. During 2005, each director was also granted, in connection with his duties as a director, options to purchase 15,000 shares. Mr. Grundy was also compensated for serving as a consultant as described under “Interests of Informed Persons in Material Transactions.”
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
      Petroleum Independent and Exploration Corporation, a company controlled by Mr. Mulacek, our Chief Executive Officer, was paid a management fee of US$150,000 during 2005. This management fee relates to Petroleum Independent and Exploration Company being appointed the General Manager of our subsidiary, S.P. InterOil, LDC. The address for Mr. Mulacek and Petroleum Independent and Exploration Company is 25025 I-45 North, Suite 420, The Woodlands, TX 77380
      We made interest payments of US$9,376 and loan principal payments of US$1.1 million to Petroleum Independent and Exploration Corporation during 2005. As of December 31, 2005, we had repaid all amounts that we owed to Petroleum Independent and Exploration Company. The loans outstanding to Petroleum Independent and Exploration Corporation were for amounts loaned by lending institutions to Petroleum Independent and Exploration Company. These loans were collateralized by barges legally owned by Petroleum Independent and Exploration Company but beneficially owned by us and common shares of ours owned by Petroleum Independent and Exploration Company. The interest rates charged to us by Petroleum Independent and Exploration Company reflected the actual interest rates paid by Petroleum Independent and Exploration Company to the lending institutions.
      Breckland Limited provides technical and advisory services to us on normal commercial terms. Roger Grundy, one of our directors, is also a director of Breckland and he provides consulting services to us as an employee of Breckland. Breckland was paid US$179,608 during 2005. The address for Mr. Grundy and Breckland limited is Beech House, Steep Turnpike, Matlock DE4 3DP, England.
      On November 22, 2005, we acquired Direct Employment Services Corp. for US$1,000. Christian Vinson, our Chief Operating Officer and a director, was paid US$500, the par value of his shares of Direct Employment Services Corp. Prior to November 22, 2005, the services of certain of our executive officers and senior management were provided under a management services agreement with Direct Employment Services Corp. Direct Employment Services Corp. was established for the purposes of providing non-profit management services to us for our U.S. employees. Direct Employment Services Corp. invoiced us for its direct costs in providing the services of these employees but did not recognize any income from providing these services to us. Direct Employment Services Corp. was paid US$549,978, during 2005.

COMPOSITION OF THE COMPENSATION COMMITTEE
      The Compensation Committee of our Board of Directors is composed of Dr. Folie, the Chairman, Dr. Byker and Mr. Speal. All of the members of the Compensation Committee are independent directors as defined by National Instrument 58-101. None of the members of the Compensation Committee have ever been an employee of ours, owed any amounts to us, or had an interest in any material transaction with us. During 2005, all material compensation matters were reviewed and approved by the Compensation Committee.
REPORT ON EXECUTIVE COMPENSATION
      Our Compensation Committee is responsible for reviewing and approving the compensation arrangements for our Chief Executive Officer, senior executives and directors. The Compensation Committee also administers our incentive and equity-based compensation plans, such as our stock option plan. In connection with the administration of these plans, the Compensation Committee makes recommendations regarding amendments to existing compensation plans and the adoption of new plans. The Compensation Committee’s role, composition, duties and responsibilities are set forth in its Charter which was approved by our Board of Directors.
      Our executive compensation program is designed to be competitive with other companies in the oil and gas business that we view as competitors for business, employee talent, and shareholder investments. We also recognize the need to provide compensation that encourages pay for performance and greater executive focus on shareholder value. The fact that our company is still in its development stage and our refinery only recently commenced operations has been a significant factor in determining our approach to compensating senior management, including the CEO.
      Our compensation package for senior executives is composed of three elements: base salaries, annual bonuses and options to acquire common shares. We have kept base salaries and cash bonuses as low as possible in order to conserve our cash. In order to align management’s interest with our shareholders, we have placed significant emphasis on option based compensation that promotes equity ownership by our management.
Base Salaries
      Base salaries are designed to be at competitive levels and when combined with the other components of the compensation program, are set to attract and retain qualified executives and managers. During 2005, the salaries of our executive officers generally remained unchanged. In order to retain our Chief Financial Officer, his 2005 salary was increased by approximately 30% from his 2004 base salary.
Cash Bonuses
      We did not pay bonuses to any of the executive officers listed in the summary compensation table above during 2005. Whether to pay, and the amount of, any future bonuses will be determined based upon an evaluation of our financial and operational performance during the relevant year.
Long-Term Incentives
      Long-term incentive compensation provides a reward for business success in future years and, being based on performance, is linked to shareholders’ interests. We believe that equity ownership by our senior management is an essential feature of our compensation program. We grant long-term incentives periodically to promote alignment of officer interests with that of shareholders. In the future, this type of award could consist of performance stock, stock options or other equity or performance based compensation. Each year, the Compensation Committee determines the amount and proportion of each type of long-term incentive for each director, officer and key employee.

      As in past years, during 2005 we relied heavily on grants of stock options to compensate directors, executive officers and key employees. The Compensation Committee generally subjects option grants to a vesting schedule and establishes the exercise price as the fair market value of our common shares on the date the options are granted. To determine the timing and amount of option awards, the Compensation Committee considers the fact that stock options constitute a considerable portion of the compensation package that we use to attract and retain qualified executives as well as the employee’s ability to influence our future performance. The Compensation Committee also takes into account the number of outstanding and unvested options held by an executive officer as well as the size of previous awards to such executive officer. As a result of our successful commencement of refining operations, the integration of our downstream business, and the hiring of new executive officers, we awarded options to purchase a total of 516,450 common shares during 2005.
Compensation of Our Chief Executive Officer
      The Compensation Committee is responsible for reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and evaluating our Chief Executive Officer’s performance in light of those goals and objectives. The Compensation Committee reviews and approves our Chief Executive Officer’s annual base salary, bonus, and option grants annually. This review process encompasses a number of factors, both quantitative and qualitative. The process includes consideration of our performance; the value of similar incentive awards to chief executive officers of comparable companies and to the awards given to the Chief Executive Officer in past years, so that a compensation program can be monitored for the Chief Executive Officer at a fair and competitive level, consistent with our corporation’s best interests. Some of the factors considered during 2005 included his continued quest to increase the value of our common shares, his leadership in the successful development of our company, and his success in raising needed capital.
      Although the Compensation Committee does not assign any pre-determined weight to any specific factor, it considers all of them relevant to our past and future success. In 2005, our Chief Executive Officer’s base salary remained unchanged from the previous year and no bonus was paid during 2005.

As Submitted by the Compensation Committee:

Edward Speal
Gaylen Byker
G. Michael Folie

PERFORMANCE GRAPH
      The following graph compares the yearly percentage change for the five years ended December 31, 2005, in the cumulative total shareholder return on our common shares against the cumulative total return for the S&P/TSX Composite Index. The comparison of total return on an investment for each of the periods assumes that C$100 was invested on December 31, 2000 in our common shares and the S&P/ TSX Composite Index, and that all dividends were reinvested.
Comparison of the Five Year Cumulative
Total Shareholder Return on Common Shares

	Years Ended December 31,

	2000		2001		2002		2003		2004		2005

S&P/TSX Composite Index	C$	100	C$	86.06	C$	74.04	C$	92.02	C$	103.50	C$	126.18

InterOil	C$	100	C$	106.63	C$	177.20	C$	485.36	C$	703.39	C$	482.28

      Chess Depository Interests, representing 1/10th of one of our common shares, commenced trading on the Australian Stock Exchange on August 14, 2000. For the period from December 31, 2000 until April 11, 2002, the market price of our common shares is based on the market value of one of our common shares on the Australian Stock Exchange. Our common shares first traded on the TSX Venture Exchange on April 11, 2002 and were subsequently delisted and commenced trading on the Toronto Stock Exchange on July 14, 2004. Our common shares commenced trading on the American Stock Exchange on September 8, 2004 and ceased trading on the Australian Stock Exchange on June 15, 2005.
CORPORATE GOVERNANCE
Description of Board of Directors
      Our Board of Directors is responsible for managing our business and affairs. The Board of Directors has adopted the Board Charter attached as Annex B. In addition to the Board Charter, our Board of Directors had adopted a written position description for our Chief Executive Officer, the Chairman of the Board, and the chairperson of each board committee. During 2005, our Board of Directors held 15 meetings. Mr. Grundy, Dr. Folie and Dr. Byker each missed one board meeting during 2005.
Director Independence
      Our Board of Directors has affirmatively determined that Dr. Byker, Dr. Folie, Mr. Speal and Mr. Grundy are independent directors under applicable American Stock Exchange rules. The Board of

Directors has reviewed any relationships that these directors have with us and determined that they do not have any material relationships with us that may interfere with the exercise of their independent judgment. Our Board of Directors has affirmatively determined that Dr. Byker, Dr. Folie and Mr. Speal are independent directors under National Instrument 52-101 Disclosure of Corporate Governance Practices. and that each of these independent directors satisfies the independence, financial literacy and other requirements relating to serving on our audit committee of the American Stock Exchange and Rule 10A-3 under the U.S. Securities Exchange Act of 1934. Mr. Mulacek and Mr. Vincent are not deemed independent directors because they are executive officers and Mr. Grundy is not deemed an independent director for purposes of National Instrument 52-101 due to his relationship with Breckland Limited described under “Interests of Informed Persons in Material Transactions.”
      A majority of our Board of Directors is considered independent under applicable American Stock Exchange rules. We believe that the fact that the Audit, Compensation and Nominating and Governance Committees of our Board of Directors are all composed entirely of independent directors facilitates the board’s exercise of independent judgement. In addition to the significant amount of board duties placed on these committees, the independent directors meet in executive session outside of the presence of any of our officers or non-independent directors at least once annually and more often if required. During 2005, our independent directors met two times outside of the presence of management and non-independent directors.
      Our Board of Directors currently believes that it is better able to perform its oversight functions if our Chief Executive Officer serves as the Chairman of the Board of Directors. Dr. Folie serves as our Vice Chairman and acts as our lead independent director. Dr. Folie is responsible for serving as the chairman of meetings of our independent directors.
Other Directorships
      Mr. Folie serves as the Chairman of the Board of Directors of Regis Resources NL, a company listed on the Australian Stock Exchange. None of our other directors are currently serving on the board of any other publicly-traded corporation.
Orientation and Continuing Education
      New directors are provided an orientation of our operations in Papua New Guinea and hold meetings with executive officers and existing directors upon joining the board. In connection with these meetings, new directors are provided with extensive presentations detailing our historical and current operations. Due to the experience of our present board members, we do not currently have a formal continuing education program for our directors. However, we will monitor the need for a continuing education program and implement one if it is deemed necessary for our directors to maintain the skills and knowledge necessary to meet their obligations as directors.
Code of Ethics and Business Conduct
      We have adopted a Code of Ethics and Business Conduct which applies to all of our directors, officers and employees. Our Code of Ethics and Business Conduct is accessible on our website at http://www.interoil.com. Our employees are all provided a copy of our Code of Ethics and Business Conduct upon joining the company. Our management is required to annually acknowledge their understanding of the code. The Nominating and Corporate Governance Committee of our Board of Directors regularly inquires of management as to their knowledge of any violation or waiver of, or any investigation with respect to, the Code of Ethics and Business Conduct. Our Board of Directors did not grant any waivers to our Code of Ethics and Business Conduct during 2005 and any such future waivers will be disclosed in the appropriate filings on the SEDAR website located at http://www.sedar.com.
      We have in the past and may in the future enter into transactions and agreements in which officers or directors have a material interest. In order to ensure that our Board of Directors exercises independent judgment in reviewing such transactions, any transaction in which such a material interests exists must be approved by the Audit Committee of our Board of Directors which consists entirely of independent directors.

Board Committees
      In order to facilitate the various functions of the Board of Directors, the Board of Directors has created an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The Board of Directors had adopted a charter for each board committee. Dr. Byker, Dr. Folie and Mr. Speal are the independent directors that serve on each of these committees.

Audit Committee
      The principal purpose of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities relating to the integrity of our corporate accounting and financial reporting processes. The Audit Committee has sole responsibility for retaining, dismissing and compensating our independent auditor. The primary duties of the Audit Committee are to:

•	oversee the integrity of our financial statements and monitor our financial reporting process and systems of internal controls regarding financial, accounting, and legal compliance;

•	monitor the qualifications, independence and performance of our independent auditors and the performance of our internal auditing function; and

•	provide an avenue of communication between the Board of Directors and our independent auditors, management and the internal auditor.
      In fulfilling its responsibilities, the Audit Committee meets periodically with our independent auditors and management. Management is solely responsible for our financial statements and the financial reporting process, including the system of internal controls, and has represented to the Audit Committee and the Board of Directors that our financial statements for the year ended December 31, 2005 were prepared in accordance with accounting principles generally accepted in Canada appropriate in the circumstances and necessarily include some amounts based on management’s estimates and judgments. Our independent auditors, PricewaterhouseCoopers, are responsible for expressing an opinion on the conformity of our financial statements, in all material respects, with accounting principles generally accepted in Canada.
      The Audit Committee’s Charter provides that our independent auditors may provide only those services pre-approved by the Audit Committee. The Audit Committee annually reviews and pre-approves the audit, review, attest and permitted non-audit services to be provided during the next audit cycle by the independent auditors. To the extent practicable, at the same meeting the Audit Committee also reviews and approves a budget for each of such services. Services proposed to be provided by the independent auditors that have not been pre-approved during the annual review and the fees for such proposed services must be pre-approved by the Audit Committee. Additionally, fees for previously approved services that are expected to exceed the previously approved budget must also be approved by the Audit Committee. The Audit Committee may delegate to one or more members the authority to grant specific pre-approvals under its policy with respect to audit, review, attest and permitted non-audit services, provided that any such grant of pre-approval shall be reported to the full Audit Committee no later than its next scheduled meeting.
      The Board of Directors has determined that Mr. Speal has the accounting or financial management expertise to be considered financially sophisticated as defined and required by the American Stock Exchange’s rules.

Compensation Committee
      The purpose of the Compensation Committee is to:

•	discharge the Board of Director’s responsibilities relating to the fair and competitive compensation of our Chief Executive Officer, other executive officers, and directors;

•	review and approve an annual report on executive compensation for inclusion in our management information circular for our annual meeting of shareholders; and

•	administer, approve and evaluate our director and officer compensation plans, policies and programs.

      The Compensation Committee administers our incentive compensation and stock option and other equity based plans in which the CEO and other executive officers may be participants and recommends to the Board of Directors amendments to such plans or adoption of new plans. In connection with administering such plans, the Compensation Committee has the authority to (i) approve option guidelines and the general size of overall grants, (ii) make grants, (iii) interpret the plans, (iv) determine the rules and regulations relating to the plans, (v) modify or cancel existing grants and substitute new grants with the consent of grantees, (vi) designate employees eligible to participate in the plans, and (vii) impose such limitations, restrictions and conditions upon any award as the Compensation Committee deems appropriate and as permitted under the applicable plan.
      The Compensation Committee reviews and approves corporate goals and objectives relevant to compensation of our Chief Executive Officer, evaluates our Chief Executive Officer’s performance in light of those goals and objectives, and determines and approves our Chief Executive Officer’s compensation level based on such evaluation. The Compensation Committee annually reviews and approves our Chief Executive Officer’s annual base salary, annual bonus, and long-term incentives. In addition, the Compensation Committee annually determines or makes recommendations to the Board of Directors with respect to the compensation of all other senior executives. In determining the incentive component of executive compensation, the Compensation Committee considers such factors as our performance relative to our peer group, the officer’s performance in light of our goals and objectives relevant to the officer’s compensation, competitive market data pertaining to compensation at comparable companies, and such other factors as the Compensation Committee deems relevant.

Nominating and Corporate Governance Committee
      The purpose of the Nominating and Corporate Governance Committee is to:

•	identify and recommend to the Board of Directors individuals qualified to be nominated for election to the Board;

•	recommend to the Board of Directors the members and Chairperson for each Board committee;

•	periodically review and assess our Code of Ethics and Business Conduct and make recommendations for changes to the Board;

•	review and report to the Board of Directors on a periodic basis with regards to matters of corporate governance, including reviews of, and recommendations with regards to, shareholder proposals; and

•	oversee any self-evaluation of the performance of the Board of Directors and the annual evaluation of our management.
      Our Nominating and Corporate Governance Committee regularly distributes written questionnaires to each board member in which the directors provide an assessment of their performance and the performance of the Board of Directors as a whole. At this time, each board committee meets and prepares a self-assessment of the performance of the committee. These assessments are collected by the Nominating and Corporate Governance Committee and a presentation is made to the entire Board of Directors.
      The Nominating and Corporate Governance Committee considers personal characteristics and core competencies required of Board members when evaluating persons to be nominated for election to the Board, taking into account the composition of the Board as a whole. In addition, the Nominating and Corporate Governance Committee considers a candidate’s qualification as “independent,” as well as a candidate’s depth of experience and availability, the balance of the business interest and experience of the incumbent or nominated directors, and the need for any required expertise on the Board or one of its committees. With respect to incumbent members of the Board, the performance of the incumbent director is also considered. In addition to the criteria described above, the Nominating and Corporate Governance Committee may consider other qualifications and attributes which they believe are appropriate in evaluating the ability of an individual to serve as a member of the Board of Directors. The Nominating and Corporate Governance Committee’s goal is to assemble a Board of Directors that possesses a variety of perspectives and skills derived from high quality business and professional experience. In order to ensure that the Board consists of members with a variety of perspectives and skills, the Nominating and Corporate Governance Committee has not set any minimum qualifications and also considers candidates with appropriate non-business backgrounds. Other than ensuring that at least one member of the Board is financially sophisticated and a majority of the Board members meet applicable independence requirements, the committee does not have any specific skills that it believes are necessary for any individual director to possess. Instead, the Nominating and Corporate Governance Committee evaluates potential nominees based on the contribution such nominees background and skills could have upon the overall functioning of the Board.
      The Board of Directors believes that, based on the Nominating and Corporate Governance Committee’s knowledge of the needs and qualifications of the Board at any given time, the Nominating and Corporate Governance Committee is best equipped to select nominees that will result in a well-qualified and well-rounded Board of Directors. Accordingly, it is the policy of the Nominating and Corporate Governance Committee not to accept unsolicited nominations from shareholders. In making its nominations, the Nominating and Corporate Governance Committee identifies nominees by first evaluating the current members of the Board willing to continue their service. Current members with qualifications and skills that are consistent with the committee’s criteria for Board service are re-nominated. As to new candidates, the committee will generally poll the Board members and members of management for recommendations. The committee may also review the composition and qualification of the boards of directors of our competitors, and may seek input from industry experts or analysts. The committee reviews the qualifications, experience and background of the candidates. Final candidates are interviewed by the independent directors and executive management. In making its determinations, the committee evaluates each individual in the context of the Board as whole, with the objective of assembling a group that can best represent shareholder interests through the exercise of sound judgment. After review and deliberation of all feedback and data, the committee makes its recommendation to the Board of Directors. The committee may in the future choose to engage third-party search firms in situations where particular qualifications are required or where existing contacts are not sufficient to identify an appropriate candidate.
MANAGEMENT CONTRACTS
      As described under “Interests in Material Transactions,” we pay a management fee to Petroleum and Independent Corporation of US$150,000 per annum. Petroleum and Independent Corporation serves as the General Manager of S.P. InterOil, LDC, a subsidiary of ours established under the laws of the Commonwealth of The Bahamas. Under Bahamian corporate law, a sole general manager of a company is appointed by the members (shareholders) of the company and has the authority to manage the business and affairs of the company. The general manager of a company exercises all powers that would typically be exercised by a board of directors. Petroleum and Independent Corporation is owned by Mr. Mulacek, our Chairman and Chief Executive Officer, and members of his family.
ADDITIONAL INFORMATION
      Additional information regarding us is available on SEDAR at www.sedar.com. Financial information is provided in our comparative financial statements and management’s discussion and analysis for the year ended December 31, 2005. Securityholders may contact InterOil Corporation at 60-92 Cook Street, Portsmith, QLD 4870, Australia (attention Mr. Anesti Dermedgoglou, Vice President of Investor Relations) to obtain copies of our financial statements and management’s discussion and analysis.
      The contents of this management information circular and its distribution to our shareholders has been approved by our directors.

By order of the Board of Directors

/s/ Phil E. Mulacek

Phil E. Mulacek
Chairman and Chief Executive Officer
May 13, 2006

ANNEX A
InterOil Corporation
2006 Stock Incentive Plan
(Effective May 10, 2006)
SECTION 1
General Provisions Relating to
Plan Governance, Coverage and Benefits

1.1	Establishment and Purpose
      InterOil Corporation, a corporation incorporated under the laws of New Brunswick, Canada, (the “Company”) hereby establishes the InterOil Corporation 2006 Stock Incentive Plan effective as of May 10, 2006 (the “Effective Date”) (the “Plan”) for the benefit of the Company and the participants in the Plan.
      The purpose of the Plan is to foster and promote the long-term financial success of the Company and to increase shareholder value by: (a) encouraging the commitment and retention of selected key Employees and Outside Directors, (b) motivating superior performance of key Employees and Outside Directors by means of long-term incentives, (c) encouraging and providing key Employees and Outside Directors with a program for obtaining ownership interests in the Company that link and align their personal interests to those of the Company’s shareholders, (d) maintaining competitive compensation levels, thereby attracting and retaining key Employees and Outside Directors by providing competitive compensation opportunities, and (e) enabling key Employees and Outside Directors to share in the long-term growth and success of the Company.
      The Plan will remain in effect, subject to the right of the Board to amend or terminate the Plan at any time pursuant to Section 6.7, until the earlier of the date that (a) all Shares subject to the Plan have been purchased or acquired according to its provisions or (b) the Plan terminates pursuant to Section 6.19. However, in no event may an Incentive Stock Option be granted under the Plan after the expiration of ten (10) years from the Effective Date.

1.2	Definitions
      The following terms shall have the meanings set forth below:

(a) Authorized Officer. The Chairman of the Board, the CEO, the President, the Chief Financial Officer or any other senior officer of the Company to whom either of them delegate the authority to execute any Incentive Agreement for and on behalf of the Company. No officer or director shall be an Authorized Officer with respect to any Incentive Agreement for himself.

(b) Board. The Board of Directors of the Company.

(c) CEO. The Chief Executive Officer of the Company.

(d) Change in Control. Any of the events described in and subject to Section 5.8.

(e) Code. The United States Internal Revenue Code of 1986, as amended, and the regulations and other authority promulgated thereunder. References herein to any provision of the Code shall refer to any successor provision thereto.

(f) Committee. A committee appointed by the Board to administer the Plan. The Plan shall be administered by the Compensation Committee appointed by the Board consisting of not less than three directors who fulfill the “non-employee director” requirements of Rule 16b-3 under the Exchange Act (to the extent Section 16 of the Exchange Act is applicable to the Company) and the “outside director” requirements of Code Section 162(m). The Compensation Committee of the Board may appoint a subcommittee provided that, in all events, the members of the Committee for purposes of the Plan satisfy the requirements of the previous provisions of this paragraph.

The Board shall have the power to fill vacancies on the Committee arising by resignation, death, removal or otherwise. The Board, in its sole discretion, may divide the powers and duties of the Committee among one or more separate committees, or retain all powers and duties of the Committee in a single Committee. The members of the Committee shall serve at the discretion of the Board.

Notwithstanding the preceding paragraphs of this Section 1.2(f), the term “Committee” as used in the Plan with respect to any Incentive Award for an Outside Director shall refer to the entire Board. In the case of an Incentive Award for an Outside Director, the Board shall have all the powers and responsibilities of the Committee hereunder as to such Incentive Award, and any actions as to such Incentive Award may be acted upon only by the Board (unless it otherwise designates in its discretion). When the Board exercises its authority to act in the capacity as the Committee hereunder with respect to an Incentive Award for an Outside Director, it shall so designate with respect to any action that it undertakes in its capacity as the Committee.

(g) Common Shares. The common shares of the Company, without par value, and any class of common shares into which such common shares may hereafter be converted, reclassified or recapitalized.

(h) Company. InterOil Corporation and any successor in interest thereto.

(i) Covered Employee. A named executive officer who is one of the group of covered employees, as defined in Code Section 162(m) and Treasury Regulation § 1.162-27(c) (or its successor), during any period that the Company is a Publicly Held Corporation.

(j) Disability. Disability means that the Grantee, because of ill health, physical or mental disability or any other reason beyond his control, is unable to perform his employment duties for a period of six (6) continuous months, as determined in good faith by the Committee. With respect to any Incentive Stock Option, however, “Disability” means permanent and total disability as defined in Code Section 22(e)(3). A determination of Disability may be made by a physician selected or approved by the Committee and, in this respect, the Grantee shall submit to any reasonable examination(s) required by such physician upon request. Notwithstanding the foregoing provisions of this paragraph, in the event any Incentive Award is subject to Code Section 409A, then, in lieu of the foregoing definition and to the extent necessary to comply with the requirements of Code Section 409A, the definition of “Disability” for purposes of such Incentive Award shall be the definition of “disability” provided for under Code Section 409A and the regulations or other guidance issued thereunder.

(k) Employee. Any employee of the Company within the meaning of Code Section 3401(c) or a consultant providing services to the Company who, in the opinion of the Committee, is in a position to contribute to the growth, development or financial success of the Company, including, without limitation, officers who are members of the Board. For purposes of any Incentive Stock Option Award, the term Employee shall exclude consultants.

(l) Employment. Employment means that the individual is employed as an Employee, or engaged as an Outside Director, by the Company, or by any corporation issuing or assuming an Incentive Award in any transaction described in Code Section 424(a). In this regard, neither the transfer of a Grantee from Employment by the Company to Employment by any Parent or Subsidiary, nor the transfer of a Grantee from Employment by any Parent or Subsidiary to Employment by the Company, shall be deemed to be a termination of Employment of the Grantee. Moreover, the Employment of a Grantee shall not be deemed to have been terminated because of an approved leave of absence from active Employment on account of temporary illness, authorized vacation or granted for reasons of professional advancement, education, or health, or during any period required to be treated as a leave of absence by virtue of any applicable statute, Company personnel policy or written agreement. All determinations regarding Employment, and the termination of Employment hereunder, shall be made by the Committee.

The term “Employment” for all purposes of the Plan shall include (i) active performance of agreed services by an employee and (ii) current membership on the Board by an Outside Director.

Notwithstanding anything in the Plan to the contrary, in the event an Incentive Award issued under the Plan is subject to Code Section 409A, then, to the extent necessary to comply with Code Section 409A, no Employee or Outside Director shall be deemed to have suffered a termination of Employment, unless such termination of Employment constitutes a “separation from service” as defined under Code Section 409A and the regulations or other guidance issued thereunder.

(m) Exchange Act. The United States Securities Exchange Act of 1934, as amended.

(n) Fair Market Value. While the Company is a Publicly Held Corporation, the Fair Market Value of one Common Share on the date in question is deemed to be the average of the opening and closing prices of a Share on the date as of which Fair Market Value is to be determined, or if no such sales were made on such date, the closing sales price on the immediately preceding business day of a Share as reported on the American Stock Exchange or other principal securities exchange on which Shares are then listed or admitted to trading.

Notwithstanding the foregoing, while the Common Shares are listed on the Toronto Stock Exchange, the Fair Market Value of one Common Share shall equal the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of grant of the Award. The volume weighted average trading price shall be calculated by dividing the total value of the Common Shares traded over the five day period by the total volume of Common Shares traded over the same period. If the Company is not a Publicly Held Corporation at the time a determination of the Fair Market Value of the Common Shares is required to be made hereunder, the determination of Fair Market Value for purposes of the Plan shall be made by the Committee in its sole and absolute discretion and using a reasonable valuation method in accordance with the requirements of Code Section 409A and the regulations and other guidance issued thereunder. In this respect, the Committee may rely on such financial data, appraisals, valuations, experts, and other sources as, in its sole and absolute discretion, it deems advisable under the circumstances.

(o) Grantee. Any Employee or Outside Director who is granted an Incentive Award under the Plan.

(p) Immediate Family. With respect to a Grantee, the Grantee’s child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships.

(q) Incentive Agreement. The written agreement entered into between the Company and the Grantee setting forth the terms and conditions pursuant to which an Incentive Award is granted under the Plan, as such agreement are further defined in Section 5.1.

(r) Incentive Award or Award. A grant of an award under the Plan to a Grantee, including any Non-statutory Stock Option, Incentive Stock Option, Stock Appreciation Right (SAR), or Restricted Stock Award.

(s) Incentive Stock Option or ISO. A Stock Option granted by the Committee to an Employee under Section 2 which is designated by the Committee as an Incentive Stock Option and is intended to qualify as an Incentive Stock Option under Code Section 422.

(t) Insider. If the Company is a Publicly Held Corporation, an individual who is, on the relevant date, an officer, director or ten percent (10%) beneficial owner of any class of the Company’s equity securities that is registered pursuant to Section 12 of the Exchange Act, all as defined under Section 16 of the Exchange Act. If any class of the Common Shares is listed on the Toronto Stock Exchange, “Insider,” for purposes of Sections 1.3(d) and (g), 5.9 and 6.11, means an Insider as defined in the Toronto Stock Exchange Company Manual.

(u) Non-statutory Stock Option. A Stock Option granted by the Committee to a Grantee under Section 2 that is not designated by the Committee as an Incentive Stock Option.

(v) Option Price. The exercise price at which a Share may be purchased by the Grantee of a Stock Option.

(w) Other Stock-Based Award. An award granted by the Committee to a Grantee under Section 4.1 that is valued in whole or in part by reference to, or is otherwise based upon, Common Shares.

(x) Outside Director. A member of the Board who is not at the time of grant of an Incentive Award, an Employee.

(y) Parent. Any corporation (whether now or hereafter existing) which constitutes a “parent” of the Company, as defined in Code Section 424(e).

(z) Plan. The InterOil Corporation 2006 Stock Incentive Plan, as set forth herein and as it may be amended from time to time.

(aa) Publicly Held Corporation. A corporation issuing any class of common equity securities required to be registered under Section 12 of the Exchange Act.

(bb) Restricted Stock. Common Shares issued or transferred to a Grantee pursuant to Section 3.

(cc) Restricted Stock Award. An authorization by the Committee to issue or transfer Restricted Stock to a Grantee pursuant to Section 3.

(dd) Restriction Period. The period of time determined by the Committee and set forth in the Incentive Agreement during which the transfer of Restricted Stock by the Grantee is restricted.

(ee) Retirement. The voluntary termination of Employment from the Company constituting retirement for age (i) on any date after the Employee attains the normal retirement age of 62 years, or (ii) an earlier retirement date for age as expressly agreed to by the Committee and designated by the Committee in the Employee’s individual Incentive Agreement.

(ff) Securities Act. The United States Securities Act of 1933, as amended.

(gg) Share. A Common Share of the Company.

(hh) Share Pool. The number of shares authorized for issuance under Section 1.4, as adjusted for awards and payouts under Section 1.5 and as adjusted for changes in corporate capitalization under Section 5.6.

(ii) Spread. The difference between the exercise price per Share specified in a SAR grant and the Fair Market Value of a Share on the date of exercise of the SAR.

(jj) Stock Appreciation Right or SAR. A Stock Appreciation Right as described in Section 2.4.

(kk) Stock Option or Option. Pursuant to Section 2, (i) an Incentive Stock Option granted to an Employee or (ii) a Non-statutory Stock Option granted to an Employee or Outside Director, which Option provides the Grantee with the right to purchase Common Shares upon specified terms. In accordance with Code Section 422, only an Employee may be granted an Incentive Stock Option.

(ll) Subsidiary. Any (i) corporation in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing a majority of the total combined voting power of all classes of stock in one of the other corporations in the chain, (ii) limited partnership, if the Company or any corporation described in item (i) above owns a majority of the general partnership interest and a majority of the limited partnership interests entitled to vote on the removal and replacement of the general partner, and (iii) partnership or limited liability company, if the partners or members thereof are composed only of the Company, any corporation listed in item (i) above or any limited partnership listed in item (ii) above, except that with respect to the issuance of Incentive Stock Options, the term “Subsidiary” shall have the same meaning as the term “subsidiary corporation” as defined in Code Section 424(f) as required by Code Section 422.

1.3	Plan Administration
      (a) Authority of the Committee. Except as may be limited by law and subject to the provisions herein, the Committee shall have full power to (i) select Grantees who shall participate in the Plan; (ii) determine the sizes, duration and types of Incentive Awards; (iii) determine the terms and conditions of Incentive Awards and Incentive Agreements; (iv) determine whether any Shares subject to Incentive Awards will be subject to any restrictions on transfer; (v) construe and interpret the Plan and any Incentive Agreement or other agreement entered into under the Plan; and (vi) establish, amend, or waive rules for the Plan’s administration. Further, the Committee shall make all other determinations which may be necessary or advisable for the administration of the Plan.
      (b) Meetings. The Committee shall designate a chairman from among its members who shall preside at its meetings, and shall designate a secretary, without regard to whether that person is a member of the Committee, who shall keep the minutes of the proceedings and all records, documents, and data pertaining to its administration of the Plan. Meetings shall be held at such times and places as shall be determined by the Committee and the Committee may hold telephonic meetings. The Committee may take any action otherwise proper under the Plan by the affirmative vote, taken with or without a meeting, of a majority of its members. The Committee may authorize any one or more of its members or any officer of the Company to execute and deliver documents on behalf of the Committee.
      (c) Decisions Binding. All determinations and decisions of the Committee shall be made in its discretion pursuant to the terms and provisions of the Plan, and shall be final, conclusive and binding on all persons including the Company, its shareholders, Employees, Grantees, and their estates and beneficiaries. The Committee’s decisions with respect to any Incentive Award need not be uniform and may be made selectively among Incentive Awards and Grantees, whether or not such Incentive Awards are similar or such Grantees are similarly situated.
      (d) Modification of Outstanding Incentive Awards. Subject to the shareholder approval requirements of Section 6.7 if applicable, the Committee may, in its discretion, provide for the extension of the exercisability of an Incentive Award, accelerate the vesting or exercisability of an Incentive Award (except for an Incentive Award that is a SAR), eliminate or make less restrictive any restrictions contained in an Incentive Award, waive any restriction or other provisions of an Incentive Award, or otherwise amend or modify an Incentive Award in any manner that is (i) not adverse to the Grantee to whom such Incentive Award was granted, (ii) is consented to by such Grantee, and (iii) does not cause the Incentive Award to provide for the deferral of compensation subject to Code Section 409A (unless otherwise determined by the Committee). Notwithstanding the foregoing and while the Common Shares are listed on the Toronto Stock Exchange, a reduction in the exercise price or purchase price, or an extension of the term, of Incentive Awards held by any Insiders shall require the approval of shareholders of the Company (excluding the votes of Common Shares held by Insiders benefiting from the amendment). With respect to an Incentive Award that is an ISO, no adjustment thereto shall be made to the extent constituting a “modification” within the meaning of Code Section 424(h)(3) unless otherwise agreed to by the Grantee in writing. Notwithstanding the above provisions of this subsection, no amendment or modification of an Incentive Award shall be made to the extent such modification results in any Stock Option with an exercise price less than 100% of the Fair Market Value per Share on the date of grant.
      (e) Delegation of Authority. The Committee may delegate to designated officers or other employees of the Company any of its duties and authority under the Plan pursuant to such conditions or limitations as the Committee may establish from time to time; provided, however, the Committee may not delegate to any person the authority to grant Incentive Awards or (ii) to take any action which would contravene the requirements of Rule 16b-3 under the Exchange Act, to the extent Section 16 of the Exchange Act is applicable to the Company.
      (f) Expenses of Committee. The Committee may employ legal counsel, including, without limitation, independent legal counsel and counsel regularly employed by the Company, and other agents as the Committee may deem appropriate for the administration of the Plan. The Committee may rely upon any opinion or computation received from any such counsel or agent. All expenses incurred by the Committee in interpreting and administering the Plan, including, without limitation, meeting expenses and professional fees, shall be paid by the Company.
      (g) Surrender of Previous Incentive Awards. The Committee may, in its absolute discretion, grant Incentive Awards to Grantees on the condition that such Grantees surrender to the Committee for cancellation such other Incentive Awards (including, without limitation, Incentive Awards with higher exercise prices) as the Committee directs. Incentive Awards granted on the condition precedent of surrender of outstanding Incentive Awards shall not count against the limits set forth in Section 1.4 until such time as such previous Incentive Awards are surrendered and cancelled. Notwithstanding the foregoing and while the Common Shares are listed on the Toronto Stock Exchange, neither the Committee nor the Company may grant Incentive Awards to Grantees who are Insiders on condition that such Grantees surrender for cancellation such other Incentive Awards without the approval of the Toronto Stock Exchange and, if required by the Toronto Stock Exchange, the Company’s shareholders.
      (h) Indemnification. Each person who is or was a member of the Committee shall be indemnified by the Company against and from any damage, loss, liability, cost and expense that may be imposed upon or reasonably incurred by him in connection with or resulting from any claim, action, suit, or proceeding to which he may be a party or in which he may be involved by reason of any action taken or failure to act under the Plan, except for any such act or omission constituting willful misconduct or gross negligence. Each such person shall be indemnified by the Company for all amounts paid by him in settlement thereof, with the Company’s approval, or paid by him in satisfaction of any judgment in any such action, suit, or proceeding against him, provided he shall give the Company an opportunity, at its own expense, to handle and defend the same before he undertakes to handle and defend it on his own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company’s Articles of Amalgamation or Bylaws, pursuant to any separate indemnification or hold harmless agreement with the Company, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

1.4	Common Shares Available for Incentive Awards
      Subject to adjustment under Section 5.6, there shall be available for Incentive Awards that are granted wholly or partly in Common Shares (including rights or Stock Options that may be exercised for or settled in Common Shares) two million (2,000,000) Common Shares. The number of Common Shares that are the subject of Incentive Awards under this Plan, which are forfeited or terminated, expire unexercised, lapse, or are settled in cash in lieu of Common Shares or in another manner such that all or some of the Shares covered by the Incentive Award are either not issued to a Grantee or are exchanged for Incentive Awards that do not involve Common Shares, shall again, in each case, immediately become available for Incentive Awards to be granted under the Plan. The aggregate number of Common Shares which may be issued upon exercise of ISOs shall be five hundred thousand (500,000) of the Shares reserved pursuant to the first sentence of this paragraph. For purposes of counting Shares against the ISO maximum, only the net number of Shares issued pursuant to the exercise of an ISO shall be counted. The Committee may from time to time adopt and observe such procedures concerning the counting of Shares against the Plan maximum as it may deem appropriate.
      During any period that the Company is a Publicly Held Corporation, then unless and until the Committee determines that a particular Incentive Award granted to a Covered Employee is not intended to comply with the “performance-based exception” under Code Section 162(m), the following rules shall apply to grants of Incentive Awards to Covered Employees:

(a) Subject to adjustment as provided in Section 5.6, the maximum aggregate number of Common Shares attributable to Incentive Awards (including Stock Options, SARs, and Restricted Stock) that may be granted (in the case of Stock Options and SARs) or that may vest (in the case of Restricted Stock), as applicable, in any calendar year pursuant to any Incentive Award held by any individual Covered Employee shall be two hundred thousand (200,000) Shares.

(b) Subject to the limitation of paragraph (a) above, the maximum aggregate number of Shares issuable to any one person pursuant to Incentive Awards shall be five percent (5%) of the number of Common Shares outstanding at the time of the grant of an Incentive Award.

(c) With respect to any Stock Option or SAR granted to a Covered Employee that is canceled or re-priced, the number of Shares subject to such Stock Option or SAR shall continue to count against the maximum number of Shares that may be the subject of Stock Options or SARs granted to such Covered Employee hereunder and, in this regard, such maximum number shall be determined in accordance with Code Section 162(m).

1.5	Share Pool Adjustments for Awards and Payouts
      The following Incentive Awards and payouts shall reduce, on a one Share for one Share basis, the number of Shares authorized for issuance under the Share Pool:

(a) Stock Option;

(b) SAR;

(c) Restricted Stock Award; and

(d) A payout of an Other Stock-Based Award in Shares.
      The following transactions shall restore, on a one Share for one Share basis, the number of Shares authorized for issuance under the Share Pool:

(a) A cancellation, termination, expiration, forfeiture, or lapse for any reason of any Shares subject to an Incentive Award; and

(b) Payment of an Option Price by withholding Shares which otherwise would be acquired on exercise (i.e., the Share Pool shall be increased by the number of Shares withheld in payment of the Option Price or for payment of applicable employment taxes).
      Notwithstanding any provisions of the Plan to the contrary, only shares forfeited back to the Company, shares canceled on account of termination, expiration or lapse of an Incentive Award, shares surrendered in payment of the exercise price of an option or shares withheld for payment of applicable employment taxes and/or withholding obligations resulting from the exercise of an option shall again be available for grant of Incentive Stock Options under the Plan, but shall not increase the maximum number of shares described in Section 1.4 above as the maximum number of Shares that may be delivered pursuant to Incentive Stock Options.

1.6	Common Shares Available
      The Common Shares available for issuance or transfer under the Plan shall be made available from Shares now or hereafter (a) held in the treasury of the Company, (b) authorized but unissued shares, or (c) shares to be purchased or acquired by the Company. No fractional shares shall be issued under the Plan; payment for fractional shares shall be made in cash.

1.7	Participation
      (a) Eligibility. The Committee shall from time to time designate those Employees and/or Outside Directors to be granted Incentive Awards under the Plan, the type of Incentive Awards granted, the number of Shares, Stock Options, rights or units, as the case may be, which shall be granted to each such person, and any other terms or conditions relating to the Incentive Awards as it may deem appropriate to the extent consistent with the provisions of the Plan. A Grantee, who has been granted an Incentive Award may, if otherwise eligible, be granted additional Incentive Awards at any time.
      No Insider shall be eligible to be granted an Incentive Award that is subject to Rule 16a-3 under the Exchange Act unless and until such Insider has granted a limited power of attorney to those officers of the

Company who have been designated by the Committee for purposes of future required filings under the Exchange Act.
      (b) Incentive Stock Option Eligibility. No individual shall be eligible for the grant of any Incentive Stock Option except an Employee. However, no Employee shall be eligible for the grant of any ISO who owns or would own immediately before the grant of such ISO, directly or indirectly, stock possessing more than ten percent (10%) of the combined voting power of all classes of stock of the Company, or any Parent or Subsidiary. This restriction does not apply if, at the time such ISO is granted, the ISO exercise price is at least one hundred and ten percent (110%) of the Fair Market Value on the date of grant and the ISO by its terms is not exercisable after the expiration of five (5) years from the date of grant. For the purpose of the immediately preceding sentence, the attribution rules of Code Section 424(d) shall apply for the purpose of determining an Employee’s percentage ownership in the Company or any Parent or Subsidiary. This paragraph shall be construed consistent with the requirements of Code Section 422.

1.8	Types of Incentive Awards
      The types of Incentive Awards under the Plan are Stock Options, Stock Appreciation Rights, Restricted Stock and Other Stock-Based Awards (as described in Section 4), or any combination of the foregoing.
SECTION 2
Stock Options and Stock Appreciation Rights

2.1	Grant of Stock Options
      The Committee is authorized to grant (a) Non-statutory Stock Options to Employees and Outside Directors and (b) Incentive Stock Options to Employees only in accordance with the terms and conditions of the Plan, and with such additional terms and conditions, not inconsistent with the Plan, as the Committee shall determine in its discretion. Successive grants may be made to the same Grantee regardless of whether any Stock Option previously granted to such person remains unexercised.

2.2	Stock Option Terms
      (a) Written Agreement. Each grant of a Stock Option shall be evidenced by a written Incentive Agreement. Among its other provisions, each Incentive Agreement shall set forth the extent to which the Grantee shall have the right to exercise the Stock Option following termination of the Grantee’s Employment. Such provisions shall be determined in the discretion of the Committee, shall be included in the Grantee’s Incentive Agreement, and need not be uniform among all Stock Options issued pursuant to the Plan.
      (b) Number of Shares. Each Stock Option shall specify the number of Common Shares to which it pertains.
      (c) Exercise Price. The exercise price per Common Share under each Stock Option shall be determined by the Committee; provided however, that such exercise price shall not be less than 100% of the Fair Market Value per Share on the date the Stock Option is granted. Each Stock Option shall specify the method of exercise which shall be consistent with the requirements of Section 2.3(a).
      (d) Term. In the Incentive Agreement, the Committee shall fix the term of each Stock Option, not to exceed ten (10) years from the date of grant for ISO grants or five (5) years for ISO grants to 10% or greater shareholders pursuant to Section 1.7(b). In the event no term is fixed, such term shall be ten (10) years from the date of grant.
      (e) Exercise. The Committee shall determine the time or times at which a Stock Option may be exercised, in whole or in part. Each Stock Option may specify the required period of continuous Employment before the Stock Option or portion thereof will become exercisable. All such terms and conditions shall be set forth in the Incentive Agreement.

      (f) $100,000 Annual Limit on Incentive Stock Options. Notwithstanding any contrary provision in the Plan, to the extent that the aggregate Fair Market Value (determined as of the time the Incentive Stock Option is granted) of the Common Shares with respect to which ISOs are exercisable for the first time by any Grantee during any single calendar year (under the Plan and any other stock option plans of the Company and its Subsidiaries or Parent) exceeds the sum of $100,000, such ISO shall automatically be deemed to be a Non-statutory Stock Option but only to the extent in excess of the $100,000 limit, and not an ISO. In such event, all other terms and provisions of such Stock Option grant shall remain unchanged. This paragraph shall be applied by taking ISOs into account in the order in which they were granted and shall be construed in accordance with Code Section 422(d).

2.3	Stock Option Exercises
      (a) Method of Exercise and Payment. Stock Options shall be exercised by the delivery of a signed written notice of exercise to the Company as of a date set by the Company in advance of the effective date of the proposed exercise. The notice shall set forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares.
      The Option Price upon exercise of any Stock Option shall be payable to the Company in full either: (i) in cash or its equivalent; or (ii) subject to prior approval by the Committee in its discretion, by tendering previously acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the Option Price (provided that the Shares which are tendered must have been held by the Grantee for at least six (6) months prior to their tender to satisfy the Option Price); or (iii) subject to prior approval by the Committee in its discretion, by withholding Shares which otherwise would be acquired on exercise having an aggregate Fair Market Value at the time of exercise equal to the total Option Price; or (iv) subject to prior approval by the Committee in its discretion, by a combination of (i), (ii), and (iii) above.
      Any payment in Shares shall be effected by the surrender of such Shares to the Company in good form for transfer and shall be valued at their Fair Market Value on the date when the Stock Option is exercised. Unless otherwise permitted by the Committee in its discretion, the Grantee shall not surrender, or attest to the ownership of, Shares in payment of the Option Price if such action would cause the Company to recognize compensation expense (or additional compensation expense) with respect to the Stock Option for financial accounting reporting purposes.
      The Committee, in its discretion, also may allow the Option Price to be paid with such other consideration as shall constitute lawful consideration for the issuance of Shares (including, without limitation, effecting a “cashless exercise” with a broker of the Option), subject to applicable securities law restrictions and tax withholdings, or by any other means which the Committee determines to be consistent with the Plan’s purpose and applicable law. At the direction of the Grantee, the broker will either (i) sell all of the Shares received when the Option is exercised and pay the Grantee the proceeds of the sale (minus the Option Price, withholding taxes and any fees due to the broker); or (ii) sell enough of the Shares received upon exercise of the Option to cover the Option Price, withholding taxes and any fees due the broker and deliver to the Grantee (either directly or through the Company) a stock certificate for the remaining Shares. Dispositions to a broker affecting a cashless exercise are not exempt under Section 16 of the Exchange Act if the Company is a Publicly Held Corporation that is subject to Section 16 of the Exchange Act. Moreover, in no event will the Committee allow the Option Price to be paid with a form of consideration; including a loan or a “cashless exercise,” if such form of consideration would violate the Sarbanes-Oxley Act of 2002, as determined by the Committee in its sole discretion.
      As soon as practicable after receipt of a written notification of exercise and full payment, the Company shall deliver, or cause to be delivered, to or on behalf of the Grantee, in the name of the Grantee or other appropriate recipient, evidence of ownership for the number of Shares purchased under the Stock Option.
      Subject to Section 5.4, during the lifetime of a Grantee, each Option granted to him shall be exercisable only by the Grantee (or his legal guardian in the event of his Disability) or by a broker-dealer acting on his behalf pursuant to a cashless exercise under the foregoing provisions of this Section 2.3(a).

      (b) Restrictions on Share Transferability. The Committee may impose such restrictions on any grant of Stock Options or on any Shares acquired pursuant to the exercise of a Stock Option as it may deem advisable, including, without limitation, restrictions under (i) any shareholders’ agreement, buy/sell agreement, right of first refusal, non-competition, and any other agreement between the Company and any of its securities holders or employees; (ii) any applicable United States federal, Canadian or other securities laws; (iii) the requirements of any stock exchange or market upon which such Shares are then listed and/or traded; or (iv) any blue sky or state securities law applicable to such Shares. Any certificate issued to evidence Shares issued upon the exercise of an Incentive Award may bear such legends and statements as the Committee shall deem advisable to assure compliance with applicable laws and regulations.
      Any Grantee or other person exercising an Incentive Award shall be required, if requested by the Committee, to give a written representation that the Incentive Award and the Shares subject to the Incentive Award will be acquired for investment and not with a view to public distribution; provided, however, that the Committee, in its discretion, may release any person receiving an Incentive Award from any such representations either prior to or subsequent to the exercise of the Incentive Award.
      (c) Notification of Disqualifying Disposition of Shares from Incentive Stock Options. Notwithstanding any other provision of the Plan, a Grantee who disposes of Common Shares acquired upon the exercise of an Incentive Stock Option by a sale or exchange either (i) within two (2) years after the date of the grant of the Incentive Stock Option under which the Shares were acquired or (ii) within one (1) year after the transfer of such Shares to him pursuant to exercise, shall promptly notify the Company of such disposition, the amount realized and his adjusted basis in such Shares.
      (d) Proceeds of Option Exercise. The proceeds received by the Company from the sale of Shares pursuant to Stock Options exercised under the Plan shall be used for general corporate purposes.

2.4	Stock Appreciation Rights
      (a) Grant. The Committee may grant Stock Appreciation Rights that are independent of Non-statutory Stock Options (“SARs”), but only with respect to Shares that are traded on an established securities exchange. All SARs granted under the Plan are intended to satisfy the requirements for stock appreciation rights to be exempt from the requirements of Code Section 409A, and therefore not provide for any deferral of compensation subject to Code Section 409A.
      (b) General Provisions. The terms and conditions of each SAR shall be evidenced by an Incentive Agreement. The exercise price per Share shall never be less than one hundred percent (100%) of the Fair Market Value of a Share on the grant date of the SAR. The term of the SAR shall be determined by the Committee. The Committee cannot include any feature for the deferral of compensation other than the deferral of recognition of income until exercise of the SAR.
      (c) Exercise. SARs shall be exercisable subject to such terms and conditions as the Committee shall specify in the Incentive Agreement for the SAR grant, provided that such terms and conditions are not inconsistent with the Plan. No SAR granted to an Insider may be exercised prior to six (6) months from the date of grant, except in the event of his death or Disability which occurs prior to the expiration of such six-month period if so permitted under the Incentive Agreement.
      (d) Settlement. Upon exercise of the SAR, the Grantee shall receive an amount equal to the Spread. The Spread, less applicable withholdings, shall be payable only in Shares within 30 calendar days of the exercise date. In no event shall any SAR be settled in any manner other than by delivery of Shares that are traded on an established securities market. In addition, the Incentive Agreement under which such SARs are awarded, or any other agreements or arrangements, shall not provide that the Company will purchase any Shares delivered to the Grantee as a result of the exercise or vesting of a SAR.

SECTION 3
Restricted Stock

3.1	Award of Restricted Stock
      (a) Grant. With respect to a Grantee who is an Employee or Outside Director, Shares of Restricted Stock may be awarded by the Committee with such restrictions during the Restriction Period as the Committee shall designate in its discretion. Any such restrictions may differ with respect to a particular Grantee. Restricted Stock shall be awarded for no additional consideration or such additional consideration as the Committee may determine, which consideration may be less than, equal to, or more than the Fair Market Value of the shares of Restricted Stock on the grant date. The terms and conditions of each grant of Restricted Stock shall be evidenced by an Incentive Agreement and, during the Restriction Period, such Shares of Restricted Stock must remain subject to a “substantial risk of forfeiture” within the meaning given to such term under Code Section 83.
      (b) Immediate Transfer Without Immediate Delivery of Restricted Stock. Unless otherwise specified in the Grantee’s Incentive Agreement, each Restricted Stock Award shall not constitute an immediate transfer of the record and beneficial ownership of the Shares of Restricted Stock to the Grantee in consideration of the performance of services as an Employee or Outside Director, as applicable, and shall not entitle such Grantee to any voting and other ownership rights in such Shares until the date the Restriction Period ends.
      As specified in the Incentive Agreement, a Restricted Stock Award may limit the Grantee’s dividend rights during the Restriction Period in which the shares of Restricted Stock are subject to a “substantial risk of forfeiture” (within the meaning given to such term under Code Section 83) and restrictions on transfer. In the Incentive Agreement, the Committee may apply any restrictions to the dividends that the Committee deems appropriate. In the event that any dividend constitutes a derivative security or an equity security pursuant to the rules under Section 16 of the Exchange Act, if applicable, such dividend shall be subject to a vesting period equal to the remaining vesting period of the Shares of Restricted Stock with respect to which the dividend is paid.
      Shares awarded pursuant to a grant of Restricted Stock may be issued in the name of the Grantee and held, together with a stock power endorsed in blank, by the Committee or Company (or their delegates) or in trust or in escrow pursuant to an agreement satisfactory to the Committee, as determined by the Committee, until such time as the restrictions on transfer have expired. All such terms and conditions shall be set forth in the particular Grantee’s Incentive Agreement. The Company or Committee (or their delegates) shall issue to the Grantee a receipt evidencing the certificates held by it which are registered in the name of the Grantee.

3.2	Restrictions
      (a) Forfeiture of Restricted Stock. Restricted Stock awarded to a Grantee may be subject to the following restrictions until the expiration of the Restriction Period: (i) a restriction that constitutes a “substantial risk of forfeiture” (as defined in Code Section 83), or a restriction on transferability; (ii) unless otherwise specified by the Committee in the Incentive Agreement, the Restricted Stock that is subject to restrictions which are not satisfied shall be forfeited and all rights of the Grantee to such Shares shall terminate; and (iii) any other restrictions that the Committee determines in advance are appropriate, including, without limitation, rights of repurchase or first refusal in the Company or provisions subjecting the Restricted Stock to a continuing substantial risk of forfeiture in the hands of any transferee. Any such restrictions shall be set forth in the particular Grantee’s Incentive Agreement.
      (b) Issuance of Certificates. Reasonably promptly after the date of grant with respect to Shares of Restricted Stock, the Company shall cause to be issued a stock certificate, registered in the name of the Grantee to whom such Shares of Restricted Stock were granted, evidencing such Shares; provided, however, that the Company shall not cause to be issued such a stock certificate unless it has received a stock power duly endorsed in blank with respect to such Shares. Each such stock certificate shall bear the following legend or any other legend approved by the Company:

The transferability of this certificate and the shares represented hereby are subject to restrictions, terms and conditions (including forfeiture and restrictions against transfer) contained in the InterOil Corporation 2006 Stock Incentive Plan and an Incentive Agreement entered into between the registered owner of such shares and InterOil Corporation a copy of the InterOil Corporation 2006 Stock Incentive Plan and Incentive Agreement are on file in the main corporate office of InterOil Corporation.
      Such legend shall not be removed from the certificate evidencing such Shares of Restricted Stock unless and until such Shares vest pursuant to the terms of the Incentive Agreement.
      (c) Removal of Restrictions. The Committee, in its discretion, shall have the authority to remove any or all of the restrictions on the Restricted Stock if it determines that, by reason of a change in applicable law or another change in circumstance arising after the grant date of the Restricted Stock, such action is necessary or appropriate.

3.3	Delivery of Common Shares
      Subject to withholding taxes under Section 6.3 and to the terms of the Incentive Agreement, a stock certificate evidencing the Shares of Restricted Stock with respect to which the restrictions in the Incentive Agreement have been satisfied shall be delivered to the Grantee or other appropriate recipient free of restrictions.

3.4	Performance Goals.
      Awards of Restricted Stock under the Plan may be made subject to the attainment of any of this goals described in this Section 3.4 (“Performance Goals”) relating to one or more business criteria which, where applicable, shall be within the meaning of Code Section 162(m) and consist of one or more or any combination of the following criteria: cash flow; cost; revenues; sales; ratio of debt to debt plus equity; net borrowing, credit quality or debt ratings; profit before tax; economic profit; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; gross margin; earnings per share (whether on a pre-tax, after-tax, operational or other basis); operating earnings; capital expenditures; expenses or expense levels; economic value added; ratio of operating earnings to capital spending or any other operating ratios; free cash flow; net profit; net sales; net asset value per share; the accomplishment of mergers, acquisitions, dispositions, public offerings or similar extraordinary business transactions; sales growth; price of the Company’s Common Shares; return on assets, equity or shareholders’ equity; market share; inventory levels, inventory turn or shrinkage; throughput; production yields; or total return to shareholders (“Performance Criteria”). Any Performance Criteria may be used to measure the performance of the Company as a whole or any business unit of the Company and may be measured relative to a peer group or index. Any Performance Criteria may include or exclude (i) extraordinary, unusual and/or non-recurring items of gain or loss, (ii) gains or losses on the disposition of a business, (iii) changes in tax or accounting regulations or laws, or (iv) the effect of a merger or acquisition, as identified in the Company’s quarterly and annual earnings releases. In all other respects, Performance Criteria shall be calculated in accordance with the Company’s financial statements, under generally accepted accounting principles, or under a methodology established by the Committee prior to the issuance of an Award which is consistently applied and identified in the audited financial statements, including footnotes, or the Company’s Management Discussion and Analysis. However, to the extent Section 162(m) of the Code is applicable, the Committee may not in any event increase the amount of compensation payable to an individual upon the attainment of a Performance Goal.

SECTION 4
Other Stock-Based Awards

4.1	Grant of Other Stock-Based Awards
      Other Stock-Based Awards may be awarded by the Committee to selected Grantees that are payable in Shares or in cash, as determined in the discretion of the Committee to be consistent with the goals of the Company. Other types of Stock-Based Awards that are payable in Shares include, without limitation, purchase rights, Common Shares awarded that are not subject to any restrictions or conditions, convertible or exchangeable debentures, and other rights convertible into Shares. As is the case with other types of Incentive Awards, Other Stock-Based Awards may be awarded either alone or in addition to or in conjunction with any other Incentive Awards. Other Stock-Based Awards that are payable in Shares are not intended to be deferred compensation that is subject to Code Section 409A unless otherwise determined and provided by the Committee.

4.2	Other Stock-Based Award Terms
      (a) Written Agreement. The terms and conditions of each grant of an Other Stock-Based Award shall be evidenced by an Incentive Agreement.
      (b) Purchase Price. Except to the extent that an Other Stock-Based Award is granted in substitution for an outstanding Incentive Award or is delivered upon exercise of a Stock Option, the amount of consideration required to be received by the Company shall be either (i) no consideration other than services actually rendered (in the case of authorized and unissued shares) or to be rendered, or (ii) as otherwise specified in the Incentive Agreement.
      (c) Other Terms. All terms and conditions of Other Stock-Based Awards shall be determined by the Committee and set forth in the Incentive Agreement, provided that such terms and conditions are consistent with the Plan.
      (d) Payment. Other Stock-Based Awards shall be paid in Shares or in cash (as determined by the Committee), in a single payment or in installments on such dates as determined by the Committee; all as specified in the Incentive Agreement.
SECTION 5
Provisions Relating to Plan Participation

5.1	Incentive Agreement
      Each Grantee to whom an Incentive Award is granted shall be required to enter into an Incentive Agreement with the Company, in such a form as is provided by the Committee. The Incentive Agreement shall contain specific terms as determined by the Committee, in its discretion, with respect to the Grantee’s particular Incentive Award. Such terms need not be uniform among all Grantees or any similarly situated Grantees. The Incentive Agreement may include, without limitation, vesting, forfeiture and other provisions particular to the particular Grantee’s Incentive Award, as well as, for example, provisions to the effect that the Grantee (a) shall not disclose any confidential information acquired during Employment with the Company, (b) shall abide by all the terms and conditions of the Plan and such other terms and conditions as may be imposed by the Committee, (c) shall not interfere with the employment or other service of any employee, (d) shall not compete with the Company or become involved in a conflict of interest with the interests of the Company, (e) shall forfeit an Incentive Award if terminated for cause, (f) shall not be permitted to make an election under Code Section 83(b) when applicable, and (g) shall be subject to any other agreement between the Grantee and the Company regarding Shares that may be acquired under an Incentive Award including, without limitation, a shareholders’ agreement, buy-sell agreement, or other agreement restricting the transferability of Shares by Grantee. An Incentive Agreement shall include such terms and conditions as are determined by the Committee, in its discretion, to be appropriate with respect to any individual Grantee. The Incentive Agreement shall be signed by the Grantee to whom the Incentive Award is made and by an Authorized Officer.

5.2	No Right to Employment
      Nothing in the Plan or any instrument executed pursuant to the Plan shall create any Employment rights (including without limitation, rights to continued Employment) in any Grantee or affect the right of the Company to terminate the Employment of any Grantee at any time without regard to the existence of the Plan.

5.3	Securities Requirements
      The Company shall be under no obligation to affect the registration pursuant to the Securities Act or any Canadian or other applicable securities laws of any Shares to be issued hereunder or to effect similar compliance under any state laws. Notwithstanding anything herein to the contrary, the Company shall not be obligated to cause to be issued or delivered any certificates evidencing Shares pursuant to the Plan unless and until the Company is advised by its counsel that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authorities, and the requirements of any securities exchange on which Shares are traded. The Committee may require, as a condition of the issuance and delivery of certificates evidencing Shares pursuant to the terms hereof, that the recipient of such Shares make such covenants, agreements and representations, and that such certificates bear such legends, as the Committee, in its discretion, deems necessary or desirable.
      The Committee may, in its discretion, defer the effectiveness of any exercise of an Incentive Award in order to allow the issuance of Shares to be made pursuant to registration or an exemption from registration or other methods for compliance available under federal or state securities laws. The Committee shall inform the Grantee in writing of its decision to defer the effectiveness of the exercise of an Incentive Award. During the period that the effectiveness of the exercise of an Incentive Award has been deferred, the Grantee may, by written notice to the Committee, withdraw such exercise and obtain the refund of any amount paid with respect thereto.
      If the Shares issuable on exercise of an Incentive Award are not registered under the Securities Act or any Canadian or other applicable securities laws, the Company may imprint on the certificate for such Shares the following legend or any other legend which counsel for the Company considers necessary or advisable to comply with the Securities Act or any Canadian or other applicable securities laws:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (“ACT”), OR THE SECURITIES LAWS OF ANY STATE. THE SECURITIES MAY NOT BE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO ANY APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND SUCH LAWS OR PURSUANT TO A WRITTEN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

5.4	Transferability
      Incentive Awards granted under the Plan shall not be transferable or assignable other than: (a) by will or the laws of descent and distribution or (b) pursuant to a qualified domestic relations order (as defined under Code Section 414(p)); provided, however, only with respect to Incentive Awards consisting of Non-statutory Stock Options, the Committee may, in its discretion, authorize all or a portion of the Non-statutory Stock Options to be granted on terms which permit transfer by the Grantee to (i) the members of the Grantee’s Immediate Family, (ii) a trust or trusts for the exclusive benefit of Immediate Family members, (iii) a partnership in which such Immediate Family members are the only partners, or (iv) any other entity owned solely by Immediate Family members; provided that (A) there may be no consideration for any such transfer, (B) the Incentive Agreement pursuant to which such Non-statutory Stock Options are granted must be approved by the Committee, and must expressly provide for transferability in a manner consistent with this Section 5.4, (C) subsequent transfers of transferred Non-statutory Stock Options shall be prohibited except in accordance with clauses (a) and (b) (above) of this sentence, and (D) there may be no transfer of any Incentive Award in a listed transaction as described in IRS Notice 2003-47. Following any permitted transfer, the Non-statutory Stock Option shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, provided that the term “Grantee” shall be deemed to refer to the transferee. The events of termination of employment, as set out in Section 5.7 and in the Incentive Agreement, shall continue to be applied with respect to the original Grantee, and the Incentive Award shall be exercisable by the transferee only to the extent, and for the periods, specified in the Incentive Agreement.
      Except as may otherwise be permitted under the Code, in the event of a permitted transfer of a Non-statutory Stock Option hereunder, the original Grantee shall remain subject to withholding taxes upon exercise. In addition, the Company and the Committee shall have no obligation to provide any notices to any Grantee or transferee thereof, including, for example, notice of the expiration of an Incentive Award following the original Grantee’s termination of employment.
      The designation by a Grantee of a beneficiary of an Incentive Award shall not constitute transfer of the Incentive Award. No transfer by will or by the laws of descent and distribution shall be effective to bind the Company unless the Committee has been furnished with a copy of the deceased Grantee’s enforceable will or such other evidence as the Committee deems necessary to establish the validity of the transfer. Any attempted transfer in violation of this Section 5.4 shall be void and ineffective. All determinations under this Section 5.4 shall be made by the Committee in its discretion.

5.5	Rights as a Shareholder
      (a) No Shareholder Rights. Except as otherwise provided in Section 3.1(b) for grants of Restricted Stock, a Grantee of an Incentive Award (or a permitted transferee of such Grantee) shall have no rights as a shareholder with respect to any Common Shares until the issuance of a stock certificate or other record of ownership for such Shares.
      (b) Representation of Ownership. In the case of the exercise of an Incentive Award by a person or estate acquiring the right to exercise such Incentive Award by reason of the death or Disability of a Grantee, the Committee may require reasonable evidence as to the ownership of such Incentive Award or the authority of such person. The Committee may also require such consents and releases of taxing authorities as it deems advisable.

5.6	Changes in Stock and Adjustments
      (a) Changes in Law or Circumstances. Subject to Section 5.8 (which only applies in the event of a Change in Control), in the event of any change in applicable law or any change in circumstances which results in or would result in any dilution of the rights granted under the Plan, or which otherwise warrants an equitable adjustment because it interferes with the intended operation of the Plan, then, if the Board or Committee should so determine, in its absolute discretion, that such change equitably requires an adjustment in the number or kind of shares of stock or other securities or property theretofore subject, or which may become subject, to issuance or transfer under the Plan or in the terms and conditions of outstanding Incentive Awards, such adjustment shall be made in accordance with such determination. Such adjustments may include changes with respect to (i) the aggregate number of Shares that may be issued under the Plan, (ii) the number of Shares subject to Incentive Awards, and (iii) the Option Price or other price per Share for outstanding Incentive Awards, but shall not result in the grant of any Stock Option with an exercise price less than 100% of the Fair Market Value per Share on the date of grant. The Board or Committee shall give notice to each applicable Grantee of such adjustment which shall be effective and binding.
      (b) Exercise of Corporate Powers. The existence of the Plan or outstanding Incentive Awards hereunder shall not affect in any way the right or power of the Company or its shareholders to make or authorize any or all adjustments, recapitalization, reorganization or other changes in the Company’s capital structure or its business or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or prior preference stocks ahead of or affecting the Common Shares or the rights thereof, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding whether of a similar character or otherwise.
      (c) Recapitalization of the Company. Subject to Section 5.8 (which only applies in the event of a Change in Control), if while there are Incentive Awards outstanding, the Company shall effect any subdivision or consolidation of Common Shares or other capital readjustment, the payment of a stock dividend, stock split, combination of Shares, recapitalization or other increase or reduction in the number of Shares outstanding, without receiving compensation therefore in money, services or property, then the number of Shares available under the Plan and the number of Incentive Awards which may thereafter be exercised shall (i) in the event of an increase in the number of Shares outstanding, be proportionately increased and the Option Price or Fair Market Value of the Incentive Awards awarded shall be proportionately reduced; and (ii) in the event of a reduction in the number of Shares outstanding, be proportionately reduced, and the Option Price or Fair Market Value of the Incentive Awards awarded shall be proportionately increased. The Board or Committee shall take such action and whatever other action it deems appropriate, in its discretion, so that the value of each outstanding Incentive Award to the Grantee shall not be adversely affected by a corporate event described in this Section 5.6(c).
      (d) Issue of Common Shares by the Company. Except as hereinabove expressly provided in this Section 5.6 and subject to Section 5.8 in the event of a Change in Control, the issue by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, for cash or property, or for labor or services, either upon direct sale or upon the exercise of rights or warrants to subscribe therefore, or upon any conversion of shares or obligations of the Company convertible into such shares or other securities, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number of, or Option Price or Fair Market Value of, any Incentive Awards then outstanding under previously granted Incentive Awards; provided, however, in such event, outstanding Shares of Restricted Stock shall be treated the same as outstanding unrestricted Common Shares.
      (e) Assumption under the Plan of Outstanding Stock Options. Notwithstanding any other provision of the Plan, the Board or Committee, in its discretion, may authorize the assumption and continuation under the Plan of outstanding and unexercised stock options or other types of stock-based incentive awards that were granted under a stock option plan (or other type of stock incentive plan or agreement) that is or was maintained by a corporation or other entity that was merged into, consolidated with, or whose stock or assets were acquired by, the Company as the surviving corporation. Any such action shall be upon such terms and conditions as the Board or Committee, in its discretion, may deem appropriate, including provisions to preserve the holder’s rights under the previously granted and unexercised stock option or other stock-based incentive award; such as, for example, retaining an existing exercise price under an outstanding stock option. Any such assumption and continuation of any such previously granted and unexercised incentive award shall be treated as an outstanding Incentive Award under the Plan and shall thus count against the number of Shares reserved for issuance pursuant to Section 1.4. In addition, any Shares issued by the Company through the assumption or substitution of outstanding grants from an acquired company shall reduce the Shares available for grants under Section 1.4.
      (f) Assumption of Incentive Awards by a Successor. Subject to the accelerated vesting and other provisions of Section 5.8 that apply in the event of a Change in Control, in the event of a Corporate Event (defined below), each Grantee shall be entitled to receive, in lieu of the number of Shares subject to Incentive Awards, such shares of capital stock or other securities or property as may be issuable or payable with respect to or in exchange for the number of Shares which the Grantee would have received had he exercised the Incentive Award immediately prior to such Corporate Event, together with any adjustments (including, without limitation, adjustments to the Option Price and the number of Shares issuable on exercise of outstanding Stock Options). For this purpose, Shares of Restricted Stock shall be treated the same as unrestricted outstanding Common Shares. A “Corporate Event” means any of the following: (i) a dissolution or liquidation of the Company, (ii) a sale of all or substantially all of the Company’s assets, or (iii) a merger, consolidation or combination involving the Company (other than a merger, consolidation or combination (A) in which the Company is the continuing or surviving corporation and (B) which does not result in the outstanding Shares being converted into or exchanged for different securities, cash or other property, or any combination thereof). The Board or Committee shall take whatever other action it deems appropriate to preserve the rights of Grantees holding outstanding Incentive Awards.
      Notwithstanding the previous paragraph of this Section 5.6(f), but subject to the accelerated vesting and other provisions of Section 5.8 that apply in the event of a Change in Control, in the event of a Corporate Event (described in the previous paragraph), the Board or Committee, in its discretion, shall have the right and power to:

(i) cancel, effective immediately prior to the occurrence of the Corporate Event, each outstanding Incentive Award (whether or not then exercisable) and, in full consideration of such cancellation, pay to the Grantee an amount in cash equal to the excess of (A) the value, as determined by the Board or Committee, of the property (including cash) received by the holders of Common Shares as a result of such Corporate Event over (B) the exercise price of such Incentive Award, if any; provided, however, this subsection (i) shall be inapplicable to an Incentive Award granted within six (6) months before the occurrence of the Corporate Event if the Grantee is an Insider, the Company is subject to Section 16 of the Exchange Act and such disposition is not exempt under Rule 16b-3 (or other rules preventing liability of the Insider under Section 16(b) of the Exchange Act) and, in that event, the provisions hereof shall be applicable to such Incentive Award after the expiration of six (6) months from the date of grant; or

(ii) provide for the exchange or substitution of each Incentive Award outstanding immediately prior to such Corporate Event (whether or not then exercisable) for another award with respect to the Common Shares or other property for which such Incentive Award is exchangeable and, incident thereto, make an equitable adjustment as determined by the Board or Committee, in its discretion, in the Option Price or exercise price of the Incentive Award, if any, or in the number of Shares or amount of property (including cash) subject to the Incentive Award; or

(iii) provide for assumption of the Plan and such outstanding Incentive Awards by the surviving entity or its parent.
      The Board or Committee, in its discretion, shall have the authority to take whatever action it deems to be necessary or appropriate to effectuate the provisions of this Section 5.6(f).

5.7	Termination of Employment, Death, Disability and Retirement
      (a) Termination of Employment. Unless otherwise expressly provided in the Grantee’s Incentive Agreement or the Plan, if the Grantee’s Employment is terminated for any reason other than due to his death, Disability, Retirement or for Cause, any non-vested portion of any Stock Option or other Incentive Award at the time of such termination shall automatically expire and terminate and no further vesting shall occur after the termination date. In such event, except as otherwise expressly provided in his Incentive Agreement, the Grantee shall be entitled to exercise his rights only with respect to the portion of the Incentive Award that was vested as of his termination of Employment date for a period that shall end on the earlier of (i) the expiration date set forth in the Incentive Agreement or (ii) ninety (90) days after the date of his termination of Employment.
      (b) Termination of Employment for Cause. Unless otherwise expressly provided in the Grantee’s Incentive Agreement or the Plan, in the event of the termination of a Grantee’s Employment for Cause, all vested and non-vested Stock Options and other Incentive Awards granted to such Grantee shall immediately expire, and shall not be exercisable to any extent, as of 12:01 a.m. (U.S. CST) on the date of such termination of Employment.

      Unless otherwise provided in the applicable Incentive Agreement, when used in connection with the termination of a Grantee’s Employment, “Cause” shall mean the termination of the Grantee’s Employment by the Company or any Subsidiary by reason of:

(i) the conviction of the Grantee by a court of competent jurisdiction as to which no further appeal can be taken of a crime involving moral turpitude or a felony or entering the plea of nolo contendere to such crime by Grantee;

(ii) the commission by the Grantee of a material act of fraud upon the Company or any Parent or Subsidiary;

(iii) the material misappropriation by the Grantee of any funds or other property of the Company or any Parent or Subsidiary;

(iv) the knowing engagement by the Grantee without the written approval of the Board, in any material activity which directly competes with the business of the Company or any Parent or Subsidiary, or which would directly result in a material injury to the business or reputation of the Company or any Parent or Subsidiary; or

(v) with respect to any Grantee who is an Employee (A) a material breach by Employee during his employment period of any of the restrictive covenants set out in his employment agreement with the Company or any Parent or Subsidiary, if applicable, or (B) the willful, material and repeated nonperformance of the Employee’s duties to the Company or any Parent or Subsidiary (other than by reason of the Employee’s illness or incapacity), but Cause shall not exist under this clause; or (v)(A) or (v)(B) until after written notice from the Board has been given to the Employee of such material breach or nonperformance (which notice specifically identifies the manner and sets forth specific facts, circumstances and examples in which the Board believes that the Employee has breached the agreement or not substantially performed his duties) and the Employee has failed to cure such alleged breach or nonperformance within the time period set by the Board, but in no event less than thirty (30) business days after his receipt of such notice; and, for purposes of this clause (v), no act or failure to act on the Employee’s part shall be deemed “willful” unless it is done or omitted by the Employee not in good faith and without his reasonable belief that such action or omission was in the best interest of the Company (assuming disclosure of the pertinent facts, any action or omission by the Employee after consultation with, and in accordance with the advice of, legal counsel reasonably acceptable to the Company shall be deemed to have been taken in good faith and to not be willful for purposes of this definition of “Cause”).
      (c) Retirement. Unless otherwise expressly provided in the Grantee’s Incentive Agreement or the Plan, upon the termination of Employment due to the Grantee’s Retirement:

(i) any non-vested portion of any outstanding Option or other Incentive Award shall immediately terminate and no further vesting shall occur; and

(ii) any vested Option or other Incentive Award shall expire on the earlier of (A) the expiration date set forth in the Incentive Agreement for such Incentive Award; or (B) the expiration of (1) one year after the date of his termination of Employment due to Retirement in the case of any Incentive Award other than an Incentive Stock Option or (2) three months after his termination date in the case of an Incentive Stock Option.
      (d) Disability or Death. Unless otherwise expressly provided in the Grantee’s Incentive Agreement or the Plan, upon termination of Employment as a result of the Grantee’s Disability or death:

(i) any non-vested portion of any outstanding Option or other Incentive Award shall immediately terminate upon termination of Employment and no further vesting shall occur; and

(ii) any vested Incentive Award shall expire on the earlier of either (A) the expiration date set forth in the Incentive Agreement or (B) the one year anniversary date of the Grantee’s termination of Employment date.

      In the case of any vested Incentive Stock Option held by an Employee following termination of Employment, notwithstanding the definition of “Disability” in Section 1.2, whether the Employee has incurred a “Disability” for purposes of determining the length of the Option exercise period following termination of Employment under this Section 5.7(d) shall be determined by reference to Code Section 22(e)(3) to the extent required by Code Section 422(c)(6). The Committee shall determine whether a Disability for purposes of this Section 5.7(d) has occurred.
      (e) Continuation. Subject to the conditions and limitations of the Plan and applicable law and regulation in the event that a Grantee ceases to be an Employee or Outside Director, as applicable, for whatever reason, the Committee and Grantee may mutually agree with respect to any outstanding Option or other Incentive Award then held by the Grantee (i) for an acceleration or other adjustment in any vesting schedule applicable to the Incentive Award; (ii) for a continuation of the exercise period following termination for a longer period than is otherwise provided under such Incentive Award; or (iii) to any other change in the terms and conditions of the Incentive Award. In the event of any such change to an outstanding Incentive Award, a written amendment to the Grantee’s Incentive Agreement shall be required. Notwithstanding the foregoing, no amendment to a Grantee’s Incentive Award shall be made to the extent compensation payable pursuant thereto as a result of such amendment would be considered deferred compensation subject to Code Section 409A, unless otherwise determined and provided by the Committee.

5.8	Change in Control
      Notwithstanding any contrary provision in the Plan, in the event of a Change in Control (as defined below), the following actions shall automatically occur as of the day immediately preceding the Change in Control date unless expressly provided otherwise in the individual Grantee’s Incentive Agreement:

(a) all of the Stock Options and Stock Appreciation Rights then outstanding shall become 100% vested and immediately and fully exercisable;

(b) all of the restrictions and conditions of any Restricted Stock and any Other Stock-Based Awards then outstanding shall be deemed satisfied, and the Restriction Period with respect thereto shall be deemed to have expired, and thus each such Incentive Award shall become free of all restrictions and fully vested; and

(c) all of the Performance-Based Stock-Based Awards and any Other Stock-Based Awards shall become fully vested, deemed earned in full, and promptly paid within thirty (30) days to the affected Grantees without regard to payment schedules and notwithstanding that the applicable performance cycle, retention cycle or other restrictions and conditions have not been completed or satisfied.
      For all purposes of this Plan, a “Change in Control” of the Company means the occurrence of any one or more of the following events:

(a) any consolidation, merger or share exchange of the Company in which the Company is not the continuing or surviving corporation or pursuant to which Shares would be converted into cash, securities or other property, other than a consolidation, merger or share exchange of the Company in which the holders of the Common Shares immediately prior to such transaction have the same proportionate ownership of Common Shares of the surviving corporation immediately after such transaction;

(b) any sale, lease, exchange or other transfer (excluding transfer by way of pledge or hypothecation) in one transaction or a series of related transactions, of all or substantially all of the assets of the Company;

(c) the shareholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company;

(d) the cessation of control (by virtue of their not constituting a majority of directors) of the Board by the individuals (the “Continuing Directors”) who (x) at the date of this Plan were directors or (y) become directors after the effective date of the Plan and whose election or nomination for election by the Company’s shareholders, was approved by a vote of at least one-half of the directors then in office who were directors at the effective date of the Plan or whose election or nomination for election was previously so approved;

(e) the acquisition of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of an aggregate of 20% of the voting power of the Company’s outstanding voting securities by any person or group (as such term is used in Rule 13d-5 under the Exchange Act) who beneficially owned less than 15% of the voting power of the Company’s outstanding voting securities on the effective date of the Plan, or the acquisition of beneficial ownership of an additional 5% of the voting power of the Company’s outstanding voting securities by any person or group who beneficially owned at least 15% of the voting power of the Company’s outstanding voting securities on the effective date of the Plan; provided, however, that notwithstanding the foregoing, an acquisition shall not constitute a Change of Control hereunder if the acquirer is (x) a trustee or other fiduciary holding securities under an employee benefit plan of the Company and acting in such capacity, (y) a Subsidiary of the Company or a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of voting securities of the Company or (z) any other person whose acquisition of shares of voting securities is approved in advance by a majority of the Continuing Directors; or

(f) in a Title 11 bankruptcy proceeding, the appointment of a trustee or the conversion of a case involving the Company to a case under Chapter 7.

      Notwithstanding the occurrence of any of the foregoing events set out in this Section 5.8 which would otherwise result in a Change in Control, the Board may determine in its discretion, if it deems it to be in the best interest of the Company, that an event or events otherwise constituting or reasonably leading to a Change in Control shall not be deemed a Change in Control hereunder. Such determination shall be effective only if it is made by the Board (a) prior to the occurrence of an event that otherwise would be, or reasonably lead to, a Change in Control, or (b) after such event only if made by the Board a majority of which is composed of directors who were members of the Board immediately prior to the event that otherwise would be, or reasonably lead to, a Change in Control.
      Notwithstanding the foregoing provisions of this Section 5.8, to the extent that any payment or acceleration hereunder is subject to Code Section 409A for deferred compensation, Change in Control shall have the meaning set forth in Code Section 409A(2)(A)(v) and any regulations issued thereunder, which are incorporated herein by reference, but only to the extent inconsistent with the foregoing provisions as determined in the discretion of the Committee.

5.9	Exchange of Incentive Awards
      The Committee may, in its discretion, permit any Grantee to surrender outstanding Incentive Awards in order to exercise or realize his rights under other Incentive Awards or in exchange for the grant of new Incentive Awards, or require holders of Incentive Awards to surrender outstanding Incentive Awards (or comparable rights under other plans or arrangements) as a condition precedent to the grant of new Incentive Awards. Notwithstanding the foregoing and while the Common Shares are listed on the Toronto Stock Exchange, neither the Committee nor the Company may cancel any Incentive Awards held by Insiders and subsequently regrant such Incentive Awards under different terms within three months of the cancellation without the approval of the Toronto Stock Exchange and, if required by the Toronto Stock Exchange, the Company’s shareholder.

5.10	Financing
      Subject to the requirements of the Sarbanes-Oxley Act of 2002, the Company may extend and maintain, or arrange for and guarantee, the extension and maintenance of financing to any Grantee to purchase Shares pursuant to exercise of an Incentive Award upon such terms as are approved by the Committee in its discretion.

SECTION 6
General

6.1	Effective Date and Grant Period
      This Plan is adopted by the Board effective as of the Effective Date, subject to the approval of the shareholders of the Company within one year from the Effective Date. Incentive Awards may be granted under the Plan at any time prior to receipt of such shareholder approval; provided, however, if the requisite shareholder approval is not obtained then any Incentive Awards granted hereunder shall automatically become null and void and of no force or effect. Notwithstanding the foregoing, any Incentive Award that is intended to satisfy the “performance-based exception” under Code Section 162(m) shall not be granted until the terms of the Plan are disclosed to, and approved by, the shareholders of the Company in accordance with the requirements of the “performance-based exception” under Code Section 162(m).

6.2	Funding and Liability of Company
      No provision of the Plan shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made, or otherwise to segregate any assets. In addition, the Company shall not be required to maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for purposes of the Plan. Although bookkeeping accounts may be established with respect to Grantees who are entitled to cash, Common Shares or rights thereto under the Plan, any such accounts shall be used merely as a bookkeeping convenience. The Company shall not be required to segregate any assets that may at any time be represented by cash, Common Shares or rights thereto. The Plan shall not be construed as providing for such segregation, nor shall the Company, the Board or the Committee be deemed to be a trustee of any cash, Common Shares or rights thereto. Any liability or obligation of the Company to any Grantee with respect to an Incentive Award shall be based solely upon any contractual obligations that may be created by this Plan and any Incentive Agreement, and no such liability or obligation of the Company shall be deemed to be secured by any pledge or other encumbrance on any property of the Company. The Company, the Board or the Committee shall be required to give any security or bond for the performance of any obligation that may be created by the Plan.

6.3	Withholding Taxes
      (a) Tax Withholding. The Company shall have the power and the right to deduct or withhold, or require a Grantee to remit to the Company, an amount sufficient to satisfy federal, state, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of the Plan or an Incentive Award hereunder. Upon the lapse of restrictions on Restricted Stock, the Committee, in its discretion, may elect to satisfy the tax withholding requirement, in whole or in part, by having the Company withhold Shares having a Fair Market Value on the date the tax is to be determined equal to the minimum withholding taxes which could be imposed on the transaction as determined by the Committee.
      (b) Share Withholding. With respect to tax withholding required upon the exercise of Stock Options or SARs, upon the lapse of restrictions on Restricted Stock, or upon any other taxable event arising as a result of any Incentive Awards, Grantees may elect, subject to the approval of the Committee in its discretion, to satisfy the withholding requirement, in whole or in part, by having the Company withhold Shares having a Fair Market Value on the date the tax is to be determined equal to the minimum withholding taxes which could be imposed on the transaction as determined by the Committee. All such elections shall be made in writing, signed by the Grantee, and shall be subject to any restrictions or limitations that the Committee, in its discretion, deems appropriate.
      (c) Incentive Stock Options. With respect to Shares received by a Grantee pursuant to the exercise of an Incentive Stock Option, if such Grantee disposes of any such Shares within (i) two years from the date of grant of such Option or (ii) one year after the transfer of such shares to the Grantee, the Company shall have the right to withhold from any salary, wages or other compensation payable by the Company to the Grantee an amount sufficient to satisfy the minimum withholding taxes which could be imposed with respect to such disqualifying disposition.
      (d) Loans. To the extent permitted by the Sarbanes-Oxley Act of 2002 or other applicable law, the Committee may provide for loans, on either a short term or demand basis, from the Company to a Grantee who is an Employee to permit the payment of taxes required by law.

6.4	No Guarantee of Tax Consequences
      Neither the Company nor the Committee makes any commitment or guarantee that any United States federal, state or local, Canadian or foreign tax treatment will apply or be available to any person participating or eligible to participate hereunder.

6.5	Designation of Beneficiary by Participant
      Each Grantee may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid in case of his death before he receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Grantee, shall be in a form prescribed by the Committee, and will be effective only when filed by the Grantee in writing with the Committee during the Grantee’s lifetime. In the absence of any such designation, benefits remaining unpaid at the Grantee’s death shall be paid to the Grantee’s estate.

6.6	Deferrals
      The Committee shall not permit a Grantee to defer such Grantee’s receipt of the payment of cash or the delivery of Shares that would, otherwise be due to such Grantee by virtue of the lapse or waiver of restrictions with respect to Restricted Stock, or the satisfaction of any requirements or goals with respect to Performance-Based Stock-Based Awards or Other Stock-Based Awards.

6.7	Amendment and Termination
      The Board shall have the power and authority to terminate or amend the Plan at any time; provided, however, the Board shall not, without the approval of the shareholders of the Company within the time period required by applicable law:

(a) except as provided in Section 5.6, increase the maximum number of Shares which may be issued under the Plan pursuant to Section 1.4;

(b) amend the requirements as to the class of Employees eligible to purchase Common Shares under the Plan;

(c) extend the term of the Plan; or,

(d) if the Company is a Publicly Held Corporation (i) increase the maximum limits on Incentive Awards to Covered Employees as set for compliance with the “performance-based exception” under Code Section 162(m) or (ii) decrease the authority granted to the Committee under the Plan in contravention of Rule 16b-3 under the Exchange Act, to the extent Section 16 of the Exchange Act is applicable to the Company.
      No termination, amendment, or modification of the Plan shall adversely affect in any material way any outstanding Incentive Award previously granted to a Grantee under the Plan, without the written consent of such Grantee or other designated holder of such Incentive Award.
      In addition, to the extent that the Committee determines that (a) the listing for qualification requirements of any United States, Canadian or foreign national securities exchange or quotation system on which the Company’s Common Shares are then listed or quoted, if applicable, or (b) the Code (or regulations promulgated thereunder), require shareholder approval in order to maintain compliance with such listing requirements or to maintain any favorable tax advantages or qualifications, then the Plan shall not be amended in such respect without approval of the Company’s shareholders.

6.8	Requirements of Law
      (a) Governmental Entities and Securities Exchanges. The granting of Incentive Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required. Certificates evidencing Common Shares delivered under this Plan (to the extent that such shares are so evidenced) may be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the rules and regulations of the Securities and Exchange Commission, any Canadian securities laws, any securities exchange or transaction reporting system upon which the Common Shares are then listed or to which it is admitted for quotation, and any applicable United States federal or state, Canadian or foreign securities law, if applicable. The Committee may cause a legend or legends to be placed upon such certificates (if any) to make appropriate reference to such restrictions.
      (b) Securities Act Rule 701. If no class of the Company’s securities is registered under Section 12 of the Exchange Act, then unless otherwise determined by the Committee, grants of Incentive Awards to “Rule 701 Grantees” (as defined below) and issuances of the underlying Common Shares, if any, on the exercise or conversion of such Incentive Awards are intended to comply with all applicable conditions of Securities Act Rule 701 (“Rule 701”), including, without limitation, the restrictions as to the amount of securities that may be offered and sold in reliance on Rule 701, so as to qualify for an exemption from the registration requirements of the Securities Act. Any ambiguities or inconsistencies in the construction of an Incentive Award or the Plan shall be interpreted to give effect to such intention. In accordance with Rule 701, each Grantee shall receive a copy of the Plan on or before the date an Incentive Award is granted to him, as well as the additional disclosure required by Rule 701(e) if the aggregate sales price or amount of securities sold during any consecutive 12-month period exceeds $5,000,000 as determined under Rule 701(e). If Rule 701 (or any successor provision) is amended to eliminate or otherwise modify any of the requirements specified in Rule 701, then the provisions of this Section 6.8(b) shall be interpreted and construed in accordance with Rule 701 as so amended. For purposes of this Section 6.8(b), as determined in accordance with Rule 701, “Rule 701 Grantees” shall mean any Grantee other than a director of the Company, the Company’s chairman, CEO, president, chief financial officer, controller and any vice president of the Company, and any other key employee of the Company who generally has access to financial and other business related information and possesses sufficient sophistication to understand and evaluate such information.

6.9	Rule 16b-3 Securities Law Compliance for Insiders
      If the Company is a Publicly Held Corporation, transactions under the Plan with respect to Insiders are intended to comply with all applicable conditions of Rule 16b-3 under the Exchange Act, to the extent Section 16 of the Exchange Act is applicable to the Company. Any ambiguities or inconsistencies in the construction of an Incentive Award or the Plan shall be interpreted to give effect to such intention, and to the extent any provision of the Plan or action by the Committee fails to so comply, it shall be deemed null and void to the extent permitted by law and deemed advisable by the Committee in its discretion.

6.10	Compliance with Code Section 162(m) for Publicly Held Corporation
      If the Company is a Publicly Held Corporation, unless otherwise determined by the Committee with respect to any particular Incentive Award, it is intended that the Plan shall comply fully with the applicable requirements so that any Incentive Awards subject to Section 162(m) that are granted to Covered Employees shall qualify for the “performance-based exception” under Code Section 162(m), except for grants of Non-statutory Stock Options with an Option Price set at less than the Fair Market Value of a Share on the date of grant. If any provision of the Plan or an Incentive Agreement would disqualify the Plan or would not otherwise permit the Plan or Incentive Award to comply with the “performance-based exception” under Code Section 162(m) as so intended, such provision shall be construed or deemed to be amended to conform to the requirements of the “performance-based exception” under Code Section 162(m) to the extent permitted by applicable law and deemed advisable by the Committee; provided, however, no such construction or amendment shall have an adverse effect on the prior grant of an Incentive Award or the economic value to a Grantee of any outstanding Incentive Award.

6.11	Toronto Stock Exchange
      (a) Notwithstanding any provision of this Plan, while any class of the Common Shares is listed on the Toronto Stock Exchange, the following limits apply and must be considered prior to any grant of an Option:

(i) The maximum number of Shares that may be reserved for issuance pursuant to Incentive Awards to or for the benefit of Insiders, together with any other previously established or proposed share compensation arrangements may not at any time exceed 10% of the outstanding issue.

(ii) The maximum number of Shares that may be issued under the Plan to Insiders, together with any other previously established or proposed share compensation arrangements, within any one-year period, may not exceed 10% of the outstanding issue.

(iii) The maximum number of Shares that may be issued under the Plan to or for the benefit of any one person, together with any other previously established or proposed share compensation arrangements for such person, within any one-year period, may not exceed 5% of the outstanding issue.

(iv) No Incentive Award may be granted that is exercisable for more than 10 years from the date of the grant of the Option.

(v) The maximum number of Shares that may be reserved for issuance pursuant to Incentive Awards to or for the benefit of any one person may not at any time exceed 5% of the outstanding issue.
      (b) For the purposes of this Section 6.11(a), an entitlement to acquire Shares granted under any share compensation arrangement prior to the person becoming an Insider may be excluded in determining the number of Shares issuable to Insiders.
      (c) The provisions of the Plan shall at all times comply with the provisions set forth in the Toronto Stock Exchange Company Manual.
      (d) This Plan (including any amendment) is subject to the approval of the shareholders of the Company and to acceptance by the Toronto Stock Exchange, as applicable. Any Incentive Awards granted under this Plan prior to such approval and acceptance, if necessary, will be conditional upon such approval and acceptance being given and no such Incentive Awards may be exercised unless and until such approval and acceptance is given.

6.12	Notices
      (a) Notice From Insiders to Secretary of Change in Beneficial Ownership. To the extent Section 16 of the Exchange Act is applicable to the Company, within two business days after the date of a change in beneficial ownership of the Common Shares issued or delivered pursuant to this Plan, an Insider should report to the Secretary of the Company any such change to the beneficial ownership of Common Shares that are required to be reported with respect to such Insider under Rule 16(a)-3 promulgated pursuant to the Exchange Act. Whenever reasonably feasible, Insiders will provide the Committee with advance notification of such change in beneficial ownership.
      (b) Notice to Insiders and Securities and Exchange Commission. The Company shall provide notice to any Insider, as well as to the Securities and Exchange Commission, of any “blackout period,” as defined in Section 306(a)(4) of the Sarbanes-Oxley Act of 2002, in any case in which Insider is subject to the requirements of Section 304 of said Act in connection with such “blackout period.”

6.13	Pre-Clearance Agreement with Brokers
      Notwithstanding anything in the Plan to the contrary, no Common Shares issued pursuant to this Plan will be delivered to a broker or dealer that receives such Shares for the account of an Insider unless and until the broker or dealer enters into a written agreement with the Company whereby such broker or dealer agrees to report immediately to the Secretary of the Company (or other designated person) a change in the beneficial ownership of such Shares.

6.14	Successors to Company
      All obligations of the Company under the Plan with respect to Incentive Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

6.15	Miscellaneous Provisions
      (a) No Employee, Outside Director, or other person shall have any claim or right to be granted an Incentive Award under the Plan. Neither the Plan, nor any action taken hereunder, shall be construed as giving any Employee or Outside Director any right to be retained in the Employment or other service of the Company or any Parent or Subsidiary.
      (b) The expenses of the Plan shall be borne by the Company.
      (c) By accepting any Incentive Award, each Grantee and each person claiming by or through him shall be deemed to have indicated his acceptance of the Plan.

6.16	Severability
      In the event that any provision of this Plan shall be held illegal, invalid or unenforceable for any reason, such provision shall be fully severable, but shall not affect the remaining provisions of the Plan, and the Plan shall be construed and enforced as if the illegal, invalid, or unenforceable provision was not included herein.

6.17	Gender, Tense and Headings
      Whenever the context so requires, words of the masculine gender used herein shall include the feminine and neuter, and words used in the singular shall include the plural. Section headings as used herein are inserted solely for convenience and reference and constitute no part of the interpretation or construction of the Plan.

6.18	Governing Law
      The Plan shall be interpreted, construed and constructed in accordance with the laws of the State of Texas without regard to its conflicts of law provisions, except as may be superseded by applicable laws of the United States.

6.19	Term of the Plan
      Unless terminated earlier pursuant to Section 6.7 hereof, the Plan shall terminate as of the close of business on May 9, 2016, and no Incentive Award may be granted under the Plan thereafter, but such termination shall not affect any Incentive Award issued or granted on or prior to such termination date.

      IN WITNESS WHEREOF, the Company has caused this Plan to be duly executed in its name and on its behalf by its duly authorized officer, effective as of May 10, 2006.

InterOil Corporation

By:	/s/ Phil E. Mulacek

Name: Phil E. Mulacek

Title:	Chairman and Chief Executive Officer

ANNEX B
InterOil Corporation
Charter of the Board of Directors
General Powers of the Board of Directors
      The Board of Directors (the “Board”) of InterOil Corporation (the “Corporation”) has a duty to manage the business and affairs of the Corporation in accordance with the Business Corporations Act (New Brunswick) and the regulations thereunder, and the articles and by-laws of the Corporation. The powers of the Board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all directors entitled to vote on the resolution.
      The principal responsibility of the Board is to promote the best interests of the Corporation and its shareholders. This responsibility includes: (i) approving fundamental operating, financial and other corporate plans, strategies and objectives; (ii) evaluating the performance of the Corporation and its senior management; (iii) selecting, regularly evaluating and fixing the compensation of executive officers; (iv) adopting policies of corporate governance and conduct, including compliance with stock exchange policies, applicable laws and regulations, financial and other controls; (v) reviewing the process of providing appropriate financial and operational information to the shareholders and the public generally; and (vi) evaluating the overall effectiveness of the Board.
      The Board is responsible for ensuring that the Corporation carries out the strategic vision for the Corporation developed by the Chairperson of the Board and the CEO, and approved by the Board. Historically, the Corporation’s vision has focused on superior growth and accepted a correspondingly increased level of risk. In carrying out its responsibilities, the Board is required to base its decisions on the Corporation’s growth oriented approach to increasing shareholder value, or such other revised strategies as may be adopted by the Chairperson of the Board and the CEO, and approved by the Board.
General Fiduciary Duties
      The Board must act in the best interests of the Corporation and its shareholders generally. Every director of the Corporation in exercising his powers and discharging his duties must:

•	act honestly and in good faith with a view to the best interests of the Corporation; and

•	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
      Fiduciary duties include, by way of example, the obligation to refrain from voting on contracts where personal financial or other interests conflict with those of the Corporation, using insider information in securities transactions and appropriating a corporate opportunity for personal benefit. Directors must act with such care as would reasonably be expected of a person having the knowledge and experience of the particular director in question.
      Directors should have sufficient information to enable them to make knowledgeable decisions on all matters coming before the Board. It is the responsibility of each director to ask such questions as may be necessary to satisfy him that he has been supplied with all the necessary information on which to base his decisions. Directors should have a basic understanding of the principal operational and financial objectives, strategies and plans of the Corporation, and the results of operations and financial condition of the Corporation.
      Directors are entitled to rely in good faith on: (i) financial statements of the Corporation which are represented by an officer of the Corporation or in a written report of the auditors of the Corporation as fairly reflecting the financial condition of the Corporation; or (ii) an opinion or report of a lawyer, accountant, engineer, appraiser or other person whose profession lends creditability to a statement made by him.

      In order to fulfill his fiduciary duties to the Corporation and its shareholders, each director should: (i) prepare for and attend all meetings of the Board; (ii) be sufficiently informed about the current and proposed activities of the Corporation; (iii) review the minutes of meetings, including any meeting not attended as well as any resolutions passed or actions taken; (iv) obtain advice from outside or independent advisors and consultants when necessary; (v) consider whether the minutes of the previous meeting of the Board accurately represent the discussions that took place and the resolutions that were passed; and (vi) be attentive to matters arising in respect of the Corporation’s activities.
Conflicts of Interest
      A director who is a party to a material contract or proposed material contract with the Corporation, or who is a director or officer of or has a material interest in any corporation or entity which is a party to a material contract or proposed material contract with the Corporation, must disclose in writing to the Corporation, or request to have entered in the minutes of meetings of directors, the nature and extent of his interest.
      The disclosure required to be made by a director where there is a conflict of interest must be made at the meeting at which a proposed contract is first considered by the Board or, if the director had no interest in a proposed contract at the time of such meeting, at the first meeting of the Board after he acquires an interest. If the director acquires an interest after a contract is made, he must disclose his interest at the first meeting of the Board after acquiring the interest. If a person who has an interest in a contract later becomes a director of the Corporation, he must disclose his interest at the first meeting of the Board after he becomes a director.
      Where a proposed contract is dealt with by a written resolution signed by all directors in lieu of a meeting of the Board, the disclosure must be made immediately upon receipt of the resolution or, if the director had no interest at the time of receipt of the resolution, at the first meeting of the Board after he acquires the interest.
      A director who discloses a conflict of interest must refrain from taking part in any discussions or voting on any resolution to approve the contract, unless the contract is:

•	an arrangement by way of security for money loaned to or obligations undertaken by him, or by a corporation in which he has an interest, for the benefit of the Corporation or an affiliate;

•	a contract relating primarily to his remuneration as a director, officer, employee or agent of the Corporation or an affiliate;

•	a contract for indemnity or insurance with respect to a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation’s request as a director or officer of a corporation of which the Corporation is or was a shareholder or creditor; or

•	a contract with an affiliate of the Corporation. Directors who serve on boards of affiliated corporations are not required to refrain from voting on contracts between the two corporations.
      Any profits or gains realized by a director as a result of his privileged position on the Board must be reimbursed to the Corporation, except in the case of gains resulting from contracts with respect to which he has complied with the obligation to disclose his interest and has refrained from voting.
Mandate and Stewardship of the Corporation
      The Board is responsible for the stewardship of the Corporation and, as part of the overall stewardship responsibility, should assume responsibility (directly or through its committees) for overseeing the following matters:

•	the adoption of a strategic planning process;

•	the identification of the principal risks of the Corporation’s business and endeavoring to ensure the implementation of appropriate systems to manage those risks;

•	succession planning;

•	the implementation of a communications policy for the Corporation;

•	monitoring the integrity of the Corporation’s internal control and management information systems; and

•	overseeing the Corporation’s commitment to social and community responsibility and fostering ethical and responsible decision making by management.
      The Board has identified the following core functions:

•	choosing the Corporation’s Chief Executive Officer and overseeing his efforts to direct the senior management team in managing the enterprise;

•	setting the broad parameters within which the management team operates, including adopting a strategic planning process and approving a strategic direction;

•	defining a framework to monitor the management of business opportunities and risks;

•	providing direction and advice to the Chief Executive Officer and the management team;

•	monitoring and assessing the performance of the Chief Executive Officer; and

•	providing information to securityholders and stakeholders about the integrity of the Corporation’s financial performance.
Corporate Opportunity
      A director is precluded from obtaining for himself or diverting to another person or corporation with whom or with which he is associated, either secretly or without the approval of the Corporation, any property or business advantage belonging to the Corporation or with respect to which the Corporation has been in the course of negotiations.
      A director is also precluded from acting in the manner described even after his resignation where the resignation may fairly be considered to have been prompted or influenced by a wish to acquire for himself the opportunity sought by the Corporation, or where it was his position with the Corporation that led to the opportunity.
      In certain circumstances, a director may not use his position as a director to make a profit, even if it was not open to the Corporation to participate in the transaction.
Duty of Independence
      A director must act in the best interests of the Corporation and its shareholders generally and not in the interest of any one shareholder or group of shareholders. In determining whether a particular transaction or course of action is in the best interests of the Corporation, a director, if he is elected or appointed by holders of a class or series of shares, may give special, but not exclusive, consideration to the interests of those who elected or appointed him.
Duty of Confidentiality
      Directors of the Corporation have an obligation to maintain the confidentiality of matters discussed at meetings of the Board unless:

•	it was clearly understood at the Board meeting that the information was not required to be kept in confidence;

•	the director was required or authorized by law to disclose the information; or

•	the director was authorized expressly or implicitly by the Board to make disclosure of the information.

Duty Not to Misuse Information or Position
      A director must not misuse his position or make improper use of information acquired by virtue of his position to gain, directly or indirectly, an advantage for himself or any other person or to cause detriment to the Corporation. Directors are insiders of the Corporation and, as such, must not use information about the Corporation to trade in securities or to assist others to trade in securities of the Corporation before the information is available to the public.
Insider Reporting
      Directors are required to report any changes in their direct or indirect beneficial ownership of or control or direction over securities of the Corporation within ten days of the change, or such shorter period as is required by applicable law.
Communication to Shareholders
      The Board must comply with the Corporation’s Disclosure Policy regarding effective communication with its shareholders and the public generally. Directors have a responsibility to have appropriate procedures in place so that accurate, appropriate and timely disclosure is being made to the Corporation’s shareholders and to the public.
Delegation of Authority to Officers and Committees
      The Board may delegate authority and functions to officers and to committees of directors. The Board has the right to appoint officers to perform such duties as are assigned to them by the Board. The persons holding such offices shall also have the powers assigned to them from time to time by the Chief Executive Officer of the Corporation.
      The Board has established an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. The Board has established a charter for each such committee, which includes the committee’s responsibilities, the composition of the committee, various administrative matters, and a position description for the chair of each committee. The Board may establish such other committees as it determines are necessary or beneficial for its management of the business and affairs of the Corporation and the fulfillment of its other responsibilities described in this Charter.
      The following matters are within the sole purview of the Board and may not be delegated by the Board to a committee of directors or to an officer of the Corporation:

•	the submission to the shareholders of any question or matter requiring the approval of the shareholders;

•	the filling of a vacancy among the directors;

•	the issuance of securities, except in the manner and on the terms authorized by the Board;

•	the declaration of dividends;

•	the purchase, redemption or other acquisition of shares of the Corporation, except in the manner and on the terms authorized by the Board;

•	the payment of a commission to any person in consideration of: (i) his purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person; or (ii) his procuring or agreeing to procure purchasers for shares of the Corporation;

•	the approval of a management proxy circular;

•	the approval of any financial statements to be placed before the shareholders at an annual meeting; or

•	the adoption, amendment or repealing of any by-laws of the Corporation.

Financial Statements
      The Board has a duty to approve the annual financial statements of the Corporation and to submit the financial statements of the Corporation, and the auditors’ report thereon, for the preceding year to the shareholders at the annual meeting of the shareholders of the Corporation.
      A director is required to forthwith notify both the Audit Committee and the Corporation’s auditors of any error or misstatement of which he becomes aware in the audited financial statements of the Corporation. The Board has a duty to prepare and issue corrected financial statements on being informed of an error or misstatement by an auditor or former auditor and the duty to file these statements with or inform the appropriate securities regulatory authorities.
Auditors
      On demand from the Corporation’s auditors, each present and former director of the Corporation has a duty to furnish to the auditors any information and explanations and allow access to any books, records, documents, accounts or vouchers of the Corporation or its subsidiaries that he is reasonably able to furnish and which the auditors consider necessary to enable them to report on the annual financial statements.
Shareholder Meetings
      The Board is required to call the annual meeting of the shareholders and may, at any time, call a special meeting of shareholders. The Board has a duty to call a special meeting of the shareholders to approve any matter which requires the approval of shareholders by special resolution.
Matters Requiring Board Approval
      The following matters require specific approval of the Board:

•	all matters identified in this Charter as falling within the sole purview of the Board;

•	the annual budgets (including operating and capital budgets) for the Corporation and any amendments thereto;

•	compensation (including options, bonuses and forms of compensation) for executive officers of the Corporation having regard to the recommendations of the Compensation Committee and the Chief Executive Officer;

•	expenditures or transactions falling outside the guidelines or operating authorities approved by the Board provided; however, that expenditures described in an approved budget and other expenditures required in an emergency situation (i.e. environmental, health and safety) may be authorized by the CEO,;

•	the selection of the principal advisors to the Corporation, including banking, legal, engineering and financial;

•	the appointment of executive officers of the Corporation;

•	the appointment of members to committees of the Board;

•	any transaction involving senior management that is outside corporate policy or which, because of the nature of the transaction or the potential for conflict because the parties are not acting at arm’s length should be approved by the Board; and

•	major and significant corporate decisions, including any contract, arrangement or transaction, which would reasonably be considered to be material or of such significance as to reasonably warrant consideration by the Board.